Exhibit 2.1

ASSET PURCHASE AGREEMENT

by, between and among

PIEDMONT TELEVISION HOLDINGS LLC

PIEDMONT TELEVISION COMMUNICATIONS LLC

PIEDMONT TELEVISION OF MONROE / EL DORADO LLC

and

PIEDMONT TELEVISION OF MONROE / EL DORADO LICENSE LLC

as Sellers

and

MISSION BROADCASTING, INC.

as Buyer

Dated as of June 27, 2007

i

4.12	Taxes	17

4.13	FCC Licenses; Compliance with FCC Requirements	18

4.14	Insurance	18

4.15	Employees	19

4.16	Employee Benefit Plans	19

4.17	Environmental Compliance	20

4.18	Brokers	21

4.19	Records	21

4.20	Digital Television	21

4.21	MVPD Matters	21

4.22	No Other Representations and Warranties	22

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		22

5.1	Organization and Standing	22

5.2	Authorization; Enforceability	22

5.3	Absence of Conflicting Agreements; Consents	22

5.4	Buyer Qualifications	23

5.5	Absence of Litigation	23

5.6	Brokers	23

5.7	Financing	23

5.8	No Other Representations and Warranties	24

ARTICLE 6 PRE-CLOSING COVENANTS		24

6.1	Access	24

6.2	Notice of Certain Events	24

6.3	Operations Pending Closing	25

6.4	Supplemental Financial Statements	27

6.5	Cooperation; Consents	27

6.6	Updated Schedules	28

6.7	Public Announcements	28

6.8	Efforts	28

6.9	Exclusivity	28

6.10	DTV Upgrades	28

ARTICLE 7 SPECIAL COVENANTS AND AGREEMENTS		29

7.1	Employee Matters	29

7.2	Further Assurances	30

7.3	Confidentiality	30

7.4	Access to Books and Records	31

7.5	Event of Loss	31

7.6	Bulk Transfer	31

7.7	Non-Solicitation by Buyer	31

ARTICLE 8 CONDITIONS PRECEDENT OF BUYER		32

8.1	Representations, Warranties and Covenants	32

8.2	FCC Consents; Governmental Consents	32

8.3	Intentionally Ommitted	32

8.4	Required Consents	32

8.5	Absence of Proceedings	32

8.6	Deliveries at Closing	33

8.7	No Material Adverse Effect	33

8.8	Absence of Liens; Payoff Letters	33

ARTICLE 9 CONDITIONS PRECEDENT OF PIEDMONT COMPANIES		33

9.1	Representations, Warranties and Covenants	33

9.2	FCC Consents; Governmental Consents	34

9.3	Intentionally Omitted	34

9.4	SpectraSite Agreements	34

9.5	Absence of Proceedings	34

9.6	Deliveries at Closing	34

ARTICLE 10 CLOSING AND CLOSING DELIVERIES		34

10.1	Closing	34

10.2	Deliveries by Sellers	34

10.3	Deliveries by Buyer	36

ARTICLE 11 SURVIVAL; INDEMNIFICATION		37

11.1	Survival	37

11.2	Indemnification by the Piedmont Companies	37

11.3	Indemnification by Buyer	39

11.4	Indemnification Procedures	40

11.5	Adjustments to Indemnification Payments	41

11.6	Indemnity Escrow	41

11.7	Additional Indemnification Limitations; Exclusive Remedy	41

ARTICLE 12 TERMINATION		42

12.1	Termination	42

12.2	Procedure and Effect of Termination	43

12.3	Attorneys’ Fees	44

12.4	Specific Performance	44

ARTICLE 13 TRANSFER TAXES; FEES AND EXPENSES		44

13.1	Transfer and Other Taxes	44

13.2	Governmental Filing Fees	45

13.3	Expenses	45

ARTICLE 14 MISCELLANEOUS		45

14.1	Entire Agreement; Amendment	45

14.2	Waivers; Consents	45

14.3	Benefit; Assignment	45

14.4	Notices	46

14.5	Counterparts	47

14.6	Headings	47

14.7	Severability	47

14.8	No Reliance	47

14.9	Governing Law	48

14.10	Consent to Jurisdiction and Service of Process	48

14.11	No Strict Construction	48

14.12	Saturdays, Sundays and Legal Holidays	48

14.13	Incorporation of Annexes, Exhibits and Schedules	48

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into this 27th day of June, 2007, by, between and among PIEDMONT TELEVISION HOLDINGS LLC, a Delaware limited liability company (“Holdings”), PIEDMONT TELEVISION COMMUNICATIONS LLC, a Delaware limited liability company (“PTC”), PIEDMONT TELEVISION OF MONROE / EL DORADO LLC, a Delaware limited liability company (“Monroe”), and PIEDMONT TELEVISION OF MONROE/EL DORADO LICENSE LLC, a Delaware limited liability company (the “License Sub”; collectively referred to together with Monroe as “Sellers” and individually as a “Seller”; and Sellers, Holdings and PTC are sometimes referred to herein collectively as the “Piedmont Companies” and individually a “Piedmont Company”); and MISSION BROADCASTING, INC., a Delaware corporation (“Buyer”).

WITNESSETH:

WHEREAS, Sellers own and operate television broadcast station KTVE(TV), El Dorado, Arkansas (the “Station”); and

WHEREAS, Sellers desire to sell, assign and transfer to Buyer, and Buyer desires to purchase from Sellers, substantially all of the assets used or held for use in the operation of the Station, on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the above premises and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1: DEFINITIONS

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Annex A, which is incorporated herein by reference into this Agreement and made a part hereof.

1.2 Rules of Construction. Whenever the context requires, any pronoun shall include the corresponding masculine, feminine and neuter forms. Where the context so requires or permits, the use of the singular form includes the plural, and the use of the plural form includes the singular. Without limiting the generality of the foregoing, it is hereby acknowledged and agreed that (i) the terms “Seller” or “Sellers” shall include and mean, as applicable, the applicable Seller or Sellers individually and not just Sellers collectively or as a group and (ii) the terms “Piedmont Company” or “Piedmont Companies” shall include and mean, as applicable, the applicable Piedmont Company or Piedmont Companies individually and not just the Piedmont Companies collectively or as a group. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” All references to “party” and “parties” shall be deemed references to parties to this Agreement unless the context shall otherwise require. Except as specifically otherwise provided in this Agreement, a reference to an Article, Annex, Section, Schedule or Exhibit is a reference to an Article or Section of this Agreement or an Annex, Schedule or Exhibit of this Agreement. The term “or” is used in its inclusive sense (“and/or”) and, together with the terms “either” and “any” shall not be exclusive. When used in this Agreement, words such as “herein”, “hereinafter”, “hereby”,

“hereof,” “hereto”, “hereunder” and words of similar import shall refer to this Agreement as a whole, including Annexes, Schedules and Exhibits hereto, and not to any particular provision of this Agreement, unless the context clearly requires otherwise. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

ARTICLE 2: PURCHASE AND SALE

2.1 Purchase and Sale. Upon all of the terms and subject to all of the conditions of this Agreement, at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Buyer on the Closing Date, and Buyer shall acquire and purchase, all of Sellers’ right, title and interest in and to the tangible and intangible assets owned, leased or licensed by Sellers and used or held for use by Sellers in the Business, together with any additions thereto between the date of this Agreement and the Closing Date, free and clear of all Liens, except Permitted Liens, but excluding the Excluded Assets and any assets disposed of between the date of this Agreement and the Closing Date in accordance with the terms and provisions of this Agreement (such assets being conveyed being collectively referred to herein as the “Assets”), including all of Sellers’ right, title and interest in and to the following:

(a) the Tangible Personal Property;

(b) the Real Property;

(c) all of Sellers’ rights and interests in or to the Licenses, including the Station Licenses, and all rights of Sellers in and to the call letters of the Station;

(d) the Assumed Contracts;

(e) the Intangibles, including all goodwill associated with the Business;

(f) the Records;

(g) the Accounts Receivable as of the Effective Time;

(h) all deposits (current and long-term), if any, and prepaid expenses that comprise part of Net Working Capital; and

(i) equipment warranties relating to items included in the Tangible Personal Property to the extent contractually assignable by Sellers.

2.2 Excluded Assets. The Assets shall not include the following (collectively, the “Excluded Assets”):

(a) all Cash Equivalents;

(b) any and all contracts or policies of insurance and insurance plans and the assets thereof, promissory notes, amounts due from employees, bonds, letters of credit or other similar items and any cash surrender value with respect thereto, and all rights under any of the foregoing, including any insurance proceeds receivables;

(c) all tangible personal property disposed of or consumed in the ordinary course of the business of Sellers, and in compliance with the terms and conditions of this Agreement, between the date of this Agreement and the Closing Date;

(d) any and all claims of Sellers with respect to transactions and events occurring prior to the Closing Date and all claims for refunds of monies paid to any Governmental Authority (including Tax refunds) and all claims for copyright royalties for broadcast prior to the Closing Date, but excluding in all cases all claims and rights with respect to the Assets;

(e) the Contracts listed on Schedule 2.2(e) (the “Excluded Contracts”);

(f) Sellers’ corporate or limited liability company records and other books and records that relate to internal corporate or limited liability company matters of Sellers, Sellers’ account books of original entry with respect to the Station and all original accounts, checks, payment records, Tax returns and records and other similar books, records and information of Sellers relating to the Business and any other Assets prior to Closing, and duplicate copies of any records as are necessary or desirable to enable Sellers to prepare and file Tax returns and reports, financial statements and other documents deemed necessary or desirable by Sellers;

(g) all rights of Sellers to enforce (i) the obligations of Buyer to pay, perform or discharge the Assumed Liabilities and (ii) all other obligations of Buyer under or in connection with, as well as all other rights of Sellers under or in connection with, this Agreement or any agreement, document, instrument or certificate required hereunder;

(h) any assets of any compensation or benefit plan or arrangement of Sellers or any of the other Piedmont Companies or their Affiliates, including Employee Benefit Plans;

(i) all shares of capital stock, partnership interests and member or limited liability company interests and all other equity interests and securities of, held by or in Sellers or any of the other Piedmont Companies, including Holding’s limited liability company interests in PTC, PTC’s limited liability company interests in Monroe, and the limited liability company interests of Monroe in the License Sub;

(j) all notes, bonds and other evidences of indebtedness from, or other advances, intercompany accounts, transfers and investments made to or in, any or all of the other Piedmont Companies, including the Intercompany Notes, dated as of September 30, 2003, by certain of the Piedmont Companies and certain of their Affiliates to another Piedmont Company or an Affiliate thereof (all such notes, bonds, evidences of indebtedness, advances, intercompany accounts, transfers and investments, collectively, “Intercompany Accounts”);

(k) all records and documents in respect of the Excluded Assets; and

(l) for the avoidance of doubt, the MAS 500 Accounting System, which is owned by Holdings and used for the Station and other television stations owned, directly or indirectly, by Holdings and its subsidiaries; provided that this Section 2.2(l) is not intended to impair Buyer’s right to access Sellers’ books and records as set forth in Section 7.4.

2.3 Escrow Deposit.

(a) Pursuant to the terms of the Escrow Agreement, within two (2) Business Days following the date of the execution and delivery of this Agreement (time being of the essence), Buyer will deliver to the Escrow Deposit in the amount of Three Hundred Eighty Five Thousand Nine Hundred Seventy-Five Dollars ($385,975) to the Escrow Agent to be held by the Escrow Agent to secure Buyer’s timely performance and fulfillment of its obligations under this Agreement.

(b) At the Closing, Buyer shall cause the Escrow Agent to immediately pay the Escrow Amount over to Sellers by wire transfer of immediately available Federal funds in accordance with the wire transfer instructions delivered by Sellers to Buyer no later than two (2) Business Days prior to the Closing Date.

(c) If this Agreement shall be terminated, then the Escrow Amount shall be paid in accordance with Section 12.2(b).

2.4 Purchase Price. In consideration for sale of the Assets to Buyer pursuant to the terms and subject to the conditions of this Agreement, Buyer shall assume the Assumed Liabilities from Sellers and shall pay to Sellers an aggregate amount equal to sum of (i) Seven Million Seven Hundred Nineteen Thousand Four Hundred and Ninety-Seven Dollars ($7,719,497) (the “Base Purchase Price”) plus (ii) the Net Working Capital (such Net Working Capital (as adjusted pursuant to Section 2.6 hereof) and the Base Purchase Price, collectively, the “Purchase Price”). At the Closing, Buyer shall pay the Purchase Price to Sellers by paying an aggregate amount equal to the of (i) the Base Purchase Price plus (ii) the amount of Estimated Net Working Capital calculated pursuant to Section 2.6(a) by wire transfer of immediately available Federal funds in accordance with the wire transfer instructions delivered by Sellers to Buyer no later than two (2) Business Days prior to the Closing Date less the Escrow Amount (as a credit to the Purchase Price) which shall be delivered by the Escrow Agent to Sellers in accordance with Section 2.3(b), less (iii) the Indemnity Escrow Deposit, which shall be delivered by Buyer to the Escrow Agent in accordance with Section 2.10.

2.5 Prorations and Adjustments as of Closing. The following provisions shall be used in determining Net Working Capital pursuant to Section 2.6, as appropriate:

(a) All revenues and all expenses arising from the Assets and the Business, including tower rental, business and license fees, utility charges, real and personal property taxes and assessments levied against the Assets and rebates thereof, property and equipment rentals, sales commissions or other fees payable, applicable copyright or other fees, including program license payments, sales and service charges, Taxes (except for Taxes arising from the transfer of the Assets under this Agreement), any accrued expenses, employee compensation for Transferred Employees, including wages, salaries and commissions, all accrued vacation pay for Transferred Employees, FCC regulatory fees, music and other license fees and similar prepaid and deferred items, shall be prorated between Buyer and Sellers in accordance with GAAP (to the extent not inconsistent therewith) and to effect the principle that Sellers shall receive all revenues and shall be responsible for all expenses, costs and liabilities allocable to the Business for the period ended immediately prior to the Effective Time, and Buyer shall receive all revenues and shall be responsible for all expenses, costs and obligations allocable to the Business for the period commencing immediately on and after the Effective Time. There shall be no proration for sick pay or sick leave benefits for Transferred Employees and Buyer shall not assume any such obligations.

(b) Notwithstanding anything else in this Section 2.5 to the contrary, any prorations and adjustments pursuant to Sections 2.5(a) and 2.6 shall be subject to the following:

(i) There shall be no adjustment for or in respect of the Excluded Assets, sick pay or the Retained Liabilities, and Buyer shall not be responsible for any obligation or liability that is not an Assumed Liability;

(ii) An adjustment will be made in favor of Buyer to the extent that the aggregate amount of advertising remaining, as of the Effective Time, to be run by the Station under their respective Tradeout Agreements on and after the Effective Time exceeds by Twenty Five Thousand Dollars ($25,000) the aggregate fair market value of the goods and services, as of the Effective Time, to be received by the Station on and after the Effective Time under the Tradeout Agreements; provided, that, to the extent that the aggregate amount of any advertising time remaining, as of the Effective Time, to be run by the Station under their respective Tradeout Agreements on and after the Effective Time exceeds the aggregate fair market value of the goods or services, as of the Effective Time, to be received by the Station on and after the Effective Time under their respective Tradeout Agreements, and the amount of such excess is less than Twenty Five Thousand Dollars ($25,000), the amount of such excess shall be considered “Losses” to Buyer for purposes of calculating the deductible pursuant to Section 11.2(b)(i). For the avoidance of doubt and for purposes of the foregoing adjustment for trade and barter, all syndicated, network or other program or film barter shall be disregarded and excluded;

(iii) There shall be no adjustment or proration between Buyer and Sellers for syndicated programming, network or other programs or film barter; provided, however, that such syndicated programming, network or other programs or film barter asset has been amortized in accordance with the Station’s normal accounting policies, namely on a straight-line basis for barter and first-run cash programming and on an accelerated basis using the sum-of-the-months digits basis for second-run cash programming. The liability for such cash syndicated programming will have been brought current by Sellers and no such amounts shall be deferred in such a manner that the liability differs from amounts determined by using the terms of the related agreement. There shall be no adjustment or proration between Buyer and Sellers for payments due under the Programming Contracts except as expressly set forth in this Section 2.5(b)(iii). Except as set forth herein for the month in which the Effective Time occurs, Sellers shall be responsible for filing and paying all film or programming license fees due and payable under the Programming Contracts prior to the Effective Time, and Buyer shall be responsible for filing and paying all such fees on and after the Effective Time; provided, however, that for the month in which the Effective Time occurs, such obligations for such month shall be allocated on a pro-rata basis based on the day of the month immediately prior to the Effective Time;

(iv) Except as otherwise provided in Section 7.1, in no event shall Buyer be liable for any bonus or any other compensation payable to any Employees as a result of or in connection with the transaction contemplated herein, including stay or retention bonuses or change of control payments, all of which shall be the responsibility of Sellers; provided, however, that, to the extent that, as of the Effective Time, there exist any Remaining Non-Assumed Employment Agreement Costs, an adjustment to the Purchase Price shall made in favor of Sellers (i.e., the Purchase Price shall be increased) in an amount equal to aggregate amount of such Remaining Non-Assumed Employment Agreement Costs; and

(v) Sellers shall be obligated to pay all costs for equipment, installation and technical and regulatory fees for the DTV Upgrades incurred prior to the Closing Date.

2.6 Net Working Capital; Post-Closing Adjustment.

(a) Not less than five (5) Business Days prior to the Closing Date, Sellers shall deliver to Buyer a balance sheet for the Business as of the close of business on the last day of the calendar month immediately preceding the date of delivery of such balance sheet (the “Preliminary Balance Sheet”). The Preliminary Balance Sheet shall be prepared in accordance with GAAP consistent with Sellers’ past historical practices and shall contain a calculation of the Estimated Net Working Capital. In conjunction with delivering the Preliminary Balance Sheet, Sellers shall also deliver to Buyer such work papers, schedules and detail reports that support the balance sheet accounts and the calculation of the Estimated Net Working Capital set forth in the Preliminary Balance Sheet. Sellers shall, upon delivery of such Preliminary Balance Sheet, permit Buyer and its representatives access to the accounting records and accountant work papers (if any) used in connection with the preparation of the Preliminary Balance Sheet and the calculation of the Estimated Net Working Capital set forth therein.

(b) Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Sellers a balance sheet of the Business as of the Effective Time (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared in accordance with GAAP and shall contain a calculation of the Net Working Capital. In conjunction with delivering the Closing Balance Sheet, Buyer shall also deliver to Sellers such work papers, schedules and detail reports that support the balance sheet accounts and the calculation of Net Working Capital set forth in the Closing Balance Sheet. Buyer shall, following such delivery and at the request of Sellers, permit Sellers and their representatives access to the accounting records and accountant work papers (if any) used in connection with the preparation of the Closing Balance Sheet and the calculation of the Net Working Capital set forth therein.

(c) Within sixty (60) days after the date the Closing Balance Sheet is delivered to Sellers, Sellers shall complete their examination of the Closing Balance Sheet and the calculation of Net Working Capital set forth therein and shall deliver to Buyer either (i) the written acknowledgement of their acceptance of the Closing Balance Sheet and the calculation of Net Working Capital set forth therein or (ii) a written report setting forth any proposed adjustments to the Closing Balance Sheet and/or the calculation of Net Working Capital set forth therein (the “Adjustment Report”). If Sellers fail to deliver such acknowledgement or the Adjustment Report within such sixty (60) day period, then the Closing Balance Sheet and the calculation of Net Working Capital set forth therein shall be deemed to be correct and to have been finally determined for purposes of this Section 2.6.

(d) If Sellers and Buyer fail to agree on any or all of the proposed adjustments to the Closing Balance Sheet and/or the calculation of Net Working Capital set forth therein contained in the Adjustment Report within thirty (30) days after Buyer receives the Adjustment Report and the amount in dispute exceeds Twenty Five Thousand Dollars ($25,000), then either party may notify an independent certified public accounting firm as may be mutually agreed upon by the parties of the need for its services as an independent auditor and not as and auditor or advisor for Sellers or Buyer

(the “Independent Auditor”). The Independent Auditor shall be instructed to make the final determination with respect to the correctness of the proposed adjustments in the Adjustment Report in accordance with the terms and provisions of this Agreement within thirty (30) days after the submission thereof. The Independent Auditor may conduct such proceedings as the Independent Auditor believes, in its sole discretion, will assist in the determination of the Disputed Items; provided, however, that, except as Buyer and Sellers may otherwise agree, all communications between Buyer and Sellers or any of their respective representatives, on the one hand, and the Independent Auditor, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating party. The decision by the Independent Auditor as to the adjustments that should be made to the Closing Balance Sheet and/or the calculation of Net Working Capital shall be final and binding on Sellers and Buyer absent manifest error. Buyer, on one hand, and Sellers, on the other hand, shall share equally the costs and expenses of the Independent Auditor but each party shall bear its own legal and other expenses, if any. If the amount in dispute is equal to or less than Twenty Five Thousand Dollars ($25,000), then the dispute shall not be submitted to the Independent Auditor, and such amount shall be divided equally between Buyer, on one hand, and Sellers, on the other hand.

(e) The term “Final Closing Balance Sheet” shall mean the Closing Balance Sheet and the calculation of Net Working Capital set forth therein delivered by Buyer to Sellers pursuant to Section 2.6(b), as adjusted, if at all, pursuant to this Section 2.6. The date on which the Closing Balance Sheet and the calculation of Net Working Capital set forth therein is finally determined pursuant to this Section 2.6 shall hereinafter be referred to as the “Settlement Date.”

(f) (i) If the Net Working Capital as determined from the Final Closing Balance Sheet is greater (i.e. more positive) than the Estimated Net Working Capital, then Buyer shall pay to Sellers, within five (5) Business Days after the Settlement Date, an amount equal to such difference.

(ii) If the Net Working Capital as determined from the Final Closing Balance Sheet is less (i.e. less positive) than the Estimated Net Working Capital, then Sellers shall pay to Buyer, within five (5) Business Days after the Settlement Date, an amount equal to such difference.

(g) Any payments required pursuant to Section 2.6(f) shall be made by wire transfer of immediately available Federal funds for credit to the recipient in accordance with wire transfer instructions provided by such recipient in writing (or by such other method of funds transfer as may be agreed upon by Buyer and Sellers).

(h) The Adjustment Report, any written agreed settlement concerning the Adjustment Report, and any determination of disputed items pursuant to Section 2.6(d) shall be final, conclusive and binding absent manifest error.

(i) If either Buyer or Sellers fail to pay when due any amount under this Section 2.6, interest on such amount will accrue from the date payment was due and be payable until paid at the per annum rate of the “prime rate” as published in the Money Rates column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) plus two percent (2%) and shall be payable upon demand.

(j) Notwithstanding anything in this Agreement to the contrary, a party’s remedies for failure to pay the adjustment amounts set forth herein are not limited as set forth in Article 11 of this Agreement, and without limiting the generality of the foregoing, are not subject to or included in the deductible or cap set forth in Sections 11.2 and 11.3.

2.7 Assumption of Liabilities. On, from and after the Effective Time, Buyer shall assume and agree to duly and timely pay, discharge, defend and perform as and when due:

(a) any and all obligations and liabilities of Sellers under the Assumed Contracts, the Licenses and the Station Licenses to the extent that such obligations and liabilities arise or accrue on or after the Effective Time, and, for the avoidance of doubt, it is hereby acknowledged and agreed that Buyer shall assume and agree to duly and timely pay (i) all payment obligations under the SpectraSite Agreements due on or after the Effective Time and (ii) all payment obligations of Sellers under the Monroe Agreements for capital expenditures relating to KARD’s digital buildout due on or after the Effective Time;

(b) liabilities and obligations of Sellers that are to be assumed by Buyer under Section 7.1;

(c) any and all liabilities and obligations of Sellers to the extent accrued as a current liability on the Closing Balance Sheet and for which Buyer receives an adjustment to the Purchase Price as part of Net Working Capital pursuant to Sections 2.5 and 2.6; and

(d) any and all liabilities and obligations of Sellers for any advance payments or deposits for which Buyer receives an adjustment to the Purchase Price as part of Net Working Capital pursuant to Sections 2.5 and 2.6.

All of the foregoing under this Section 2.7, together with other liabilities or obligations expressly assumed by Buyer under this Agreement or any other document, agreement or instrument required of Buyer under this Agreement, are referred to herein collectively as the “Assumed Liabilities”. Sellers shall retain all liabilities of Sellers other than the Assumed Liabilities (such retained liabilities, the “Retained Liabilities”).

2.8 Allocation of Purchase Price. As to the allocation of the purchase consideration payable under Section 2.4 (including, for purposes of this Section 2.8, the Assumed Liabilities and any other consideration paid or to be paid by Buyer) to and among the Assets within the various classifications of assets as required and set forth in Code §1060 and the regulations thereunder, Sellers and Buyer shall cooperate, and use good faith efforts, in preparing a joint schedule (the “Asset Allocation Schedule”) that sets forth such allocation to and among the Assets of the Station. Sellers and Buyer each agree to provide the other promptly with any other information required to complete the Asset Allocation Schedule. If, however, Sellers and Buyer are unable to complete the Asset Allocation Schedule within sixty (60) days following the Closing Date, or such later date as agreed to by Buyer and Sellers, then, Buyer and Sellers shall file IRS Form 8594 and any federal, state, and local Tax returns reflecting an allocation of the purchase consideration to and among the Assets in the manner each believes is appropriate and consistent with this Section 2.8, provided that such allocation is reasonable and in accordance with Code §1060 and the regulations thereunder. The parties hereto further agree: (i) to use any agreed upon allocations set forth in the Asset Allocation Schedule for Tax purposes; (ii) that any such agreed upon allocations set forth in the Asset Allocation Schedule shall be in accordance with, and as provided by, Code §1060 and the regulations thereunder; and (iii) that any Tax returns or other Tax information they may file or cause to be filed with any Governmental Authority or fiscal intermediary shall be prepared and filed consistently with any agreed upon allocations set forth in the Asset Allocation Schedule. In this regard, the parties agree that, to the extent required, they will each properly and timely file Form 8594 in accordance with Code §1060 and the regulations thereunder in accordance with, if agreed to by the parties, the Asset Allocation Schedule. In any proceeding related to any Tax, neither Buyer nor Sellers shall contend or represent a position inconsistent with the Asset Allocation Schedule or that any other party’s allocation is an incorrect allocation (unless inconsistent with the Asset Allocation Schedule).

2.9 Deferred Consents. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any Assumed Contract or any claim, right, or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto would constitute a breach thereof. If such consent is not obtained prior to Closing (a “Deferred Consent”), or if an attempted assignment or transfer thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, then (i) Sellers and Buyer will cooperate, in all reasonable respects, to obtain such Deferred Consents as soon as practicable; provided that neither Buyer nor Sellers shall have any obligation (A) to pay any fees or provide or deliver any other consideration to any Person in order to obtain any Deferred Consent, or (B) to agree to any adverse change in any License or Assumed Contract in order to obtain a Deferred Consent, and (ii) until such Deferred Consent is obtained, Sellers and Buyer will cooperate in all reasonable respects to provide to Buyer the benefits under the Assumed Contract to which such Deferred Consent relates and Buyer shall be responsible for all the liabilities and obligations thereunder arising after the Effective Time. In particular, in the event that any such Deferred Consent is not obtained prior to Closing, then Buyer and Sellers shall enter into such arrangements (including subleasing or subcontracting if permitted) to provide to the parties the economic and operational equivalent of obtaining such Deferred Consent and assigning or transferring such Assumed Contract, including enforcement for the benefit of Buyer of all claims or rights arising thereunder, and the performance by Buyer of the obligations thereunder on a prompt and punctual basis.

2.10 Escrow Reserve. On the Closing Date, Buyer shall deposit with and transfer to the Escrow Agent the Indemnity Escrow Deposit, which shall be held by the Escrow Agent pursuant to this Agreement and the Indemnity Escrow Agreement for a period of twelve (12) months following the Closing Date, except to the extent earlier released to the Buyer Indemnified Parties to satisfy any indemnity obligations of the Piedmont Companies to the Buyer Indemnified Parties under this Agreement pursuant to the terms of the Indemnity Escrow Agreement. The Indemnity Escrow Deposit or any portion thereof that remains on deposit with the Escrow Agent as of the 12-month anniversary of the Closing Date shall be disbursed to Sellers in accordance with the Indemnity Escrow Agreement. All interest and earnings on the Indemnity Escrow Deposit shall be distributed and paid from time to time to Sellers and shall, in no event, constitute part of the Indemnity Escrow Deposit. Notwithstanding the foregoing, in accordance with the terms and provisions of the Indemnity Escrow Agreement, such portion of the Indemnity Escrow Deposit shall not be disbursed to Sellers at the end of such 12-month period to the extent that any indemnity claims by any Buyer Indemnified Parties under the Agreement are pending at such time and, in such case, a portion of the Indemnity Escrow Deposit sufficient to satisfy such pending claims in full shall be retained in escrow until a final resolution of any such claims. Promptly following final and conclusive resolution of any such claims, the Escrow Agent shall pay to the Buyer Indemnified Parties any amounts due to the Buyer Indemnified Parties under the Piedmont Companies’ indemnity set forth herein and shall disburse the remainder of the Indemnity Escrow Deposit, if any, and any accrued interest to Sellers. No payment of the Indemnity Escrow Deposit by the Escrow Agent shall limit in any way the Piedmont Companies’ obligation to satisfy in full any indemnity award due to Buyer in excess of the Indemnity Escrow Deposit, subject to the limitations set forth in this Agreement. Notwithstanding anything to the contrary in this Agreement or any other agreement, any Losses for which the Piedmont Companies are liable to the Buyer Indemnified Parties under Section 11.2 of this Agreement shall be first satisfied out of the Indemnity Escrow Deposit until exhausted.

ARTICLE 3: GOVERNMENTAL APPROVALS AND CONTROL OF STATION

3.1 FCC Consents.

(a) The purchase and sale of the Assets as contemplated by this Agreement shall be in all respects subject to, and conditioned upon, the receipt of prior FCC Consents.

(b) Within five (5) Business Days after the execution and delivery of this Agreement, Buyer and Sellers shall prepare, execute and file with the FCC the Assignment Application. Buyer and Sellers agree to prosecute the Assignment Application with all reasonable diligence and take all steps reasonably necessary and otherwise use their reasonable best efforts to obtain the FCC Consents as expeditiously as possible, including the filing of all appropriate or necessary supplemental filings and amendments and vigorously contesting and opposing any petitions, objections, challenges or requests for reconsideration thereof. No party hereto shall take any action not contemplated by this Agreement that such party knows or should know would adversely affect obtaining the FCC Consents. Each party will promptly provide the other party with true, correct and complete copies of all pleadings, orders, filings or other documents served on them related to the Assignment Application or the FCC Consents. All filing fees related to the Assignment Application shall be borne and paid equally by Buyer, on one hand, and Sellers, on the other hand.

(c) Each party agrees to comply with any condition imposed on it by any FCC Consent, except that no party shall be required to comply with a condition if compliance with the condition would have a material adverse effect upon it.

(d) If the Closing shall not have occurred for any reason within the original effective period of the FCC Consents and this Agreement shall not have been terminated by Buyer or Sellers pursuant to Section 12.1, the parties hereto shall jointly request an extension (or extensions, as necessary) of the effective period of the FCC Consents. No extension of the FCC Consents shall limit the right of any party to exercise its rights under Section 12.1.

3.2 Control Prior to Closing. Between the date hereof and the Closing Date, Buyer shall not, directly or indirectly, control, supervise or direct, or attempt to control, supervise or direct, the operation of the Station. Such operation, including complete control and supervision of all programs, employees and policies, shall be the sole responsibility of Sellers. After the Closing Sellers shall have no right to control the Station and Sellers shall have no reversionary rights in the Station.

3.3 HSR Act Filing.

(a) If required by the HSR Act, within fifteen (15) Business Days after the execution and delivery of this Agreement, Buyer and Sellers shall each complete and file, or cause to be completed and filed, with the United States Federal Trade Commission (“FTC”) and the Antitrust

Division of the United States Department of Justice (“DOJ”) all filings, materials and information required to be filed in connection with the transactions contemplated by this Agreement under the HSR Act, including the “Antitrust Improvements Act Notification and Report Form for Certain Mergers and Acquisitions” (the “HSR Notification and Report Form”), with all filing fees required under the HSR Act being paid one-half (1/2) by Buyer and one-half (1/2) by Sellers.

(b) Buyer and Sellers shall request early termination of the waiting period with respect to the HSR Notification and Report Form, shall use their reasonable best efforts and shall reasonably cooperate with each other to obtain such early termination of the waiting period, and shall make any further filings and shall promptly complete and file responses to all requests for additional data and information that may be made by the FTC or the DOJ. Without limiting the foregoing, Buyer and Sellers each shall promptly take all such actions, and shall promptly file and use reasonable best efforts to have declared effective or approved, all documents and notifications with any Governmental Authorities as may be necessary or may reasonably be requested under applicable state and federal antitrust laws for the consummation of the transactions contemplated by this Agreement.

3.4 Other Governmental Consents. Promptly following the date of this Agreement, Buyer and Sellers shall prepare and file with the appropriate Governmental Authorities any notices as well as any other requests for approval or waiver that are required from such Governmental Authorities in connection with the transactions contemplated hereby and shall diligently and expeditiously prosecute, and shall reasonably cooperate with each other in the prosecution of, such requests for approval or waiver and all proceedings necessary to secure such approvals and waivers.

ARTICLE 4: REPRESENTATIONS AND WARRANTIES OF SELLERS

The Piedmont Companies, jointly and severally, represent and warrant to Buyer as follows:

4.1 Organization and Standing. Each of the Piedmont Companies is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to conduct business as a foreign limited liability company in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not have a Material Adverse Effect. Each Seller has the requisite limited liability company power to own, lease, and operate its properties and to carry on its business as now conducted. All of the issued and outstanding limited liability company interests of PTC are owned by Holdings, all of the issued and outstanding limited liability company interests of Monroe are owned by PTC, and all of the issued and outstanding limited liability company interests of the License Sub are owned by Monroe.

4.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by the Piedmont Companies and the agreements, documents and instruments required under this Agreement to which any of the Piedmont Companies are party, and the consummation by the Piedmont Companies of the transactions contemplated hereby and thereby, are within the limited liability company power of the Piedmont Companies and have been duly authorized by all necessary limited liability company action by the Piedmont Companies and their members, and no approval from or notice to any of the members of the Piedmont Companies is required regarding the same that has not be obtained or given, as applicable. This Agreement is, and the other agreements, documents and instruments required by this Agreement to which any of the Piedmont Companies are parties will be, when executed and delivered by the Piedmont Companies, the valid and binding obligation of the

Piedmont Companies, enforceable against them in accordance with their respective terms, subject only to bankruptcy, insolvency, reorganization, moratorium or similar laws at the time in effect affecting or limiting the enforceability or rights of creditors generally and by general equitable principles which may limit the right to obtain equitable remedies.

4.3 Absence of Conflicting Agreements; Consents. Except as set forth in Schedule 4.3, neither the execution, delivery or performance of this Agreement by the Piedmont Companies, nor the consummation of the transactions contemplated hereby by the Piedmont Companies, does or will, after the giving of notice, or the lapse of time or both, or otherwise:

(a) contravene, result in a breach of, or constitute a default under, any certificate of formation, limited liability company agreement or other governing or organizational instruments of the Piedmont Companies;

(b) subject to obtaining the FCC Consents and obtaining and making any Consents contravene or violate in any material respect any material applicable law, statute, ordinance, rule or regulation, or any court or administrative order or process, of any Governmental Authority to which the Piedmont Companies are parties or by which the Piedmont Companies or the Assets are bound;

(c) subject to obtaining the requisite Consents for the Assumed Contracts identified on Schedule 4.3, contravene in any material respect, or constitute a material default under, any material contract, lease, arrangement, commitment or plan by which the Station or any of the Assets are bound;

(d) require the Consent or notice to any Governmental Authority other than the FCC Consents and any Consents;

(e) require the consent of any Person under any material Assumed Contract;

(f) breach, terminate, modify or amend in any material respect, or give any party a cause of action under or the right to terminate, modify or amend in any material respect, abandon, refuse to perform or accelerate payments under any Assumed Contract; or

(g) result in the creation of a Lien on any of the Assets.

4.4 Tangible Personal Property. Except as set forth in Schedule 4.4:

(a) Sellers own and have good title to or have a valid leasehold interest in their Tangible Personal Property, free and clear of any and all Liens other than Permitted Liens;

(b) Each material item of Tangible Personal Property presently in use at the Station is in good operating condition and adequate repair (given the age of such property and the use to which such property is put and ordinary wear and tear excepted);

(c) The Tangible Personal Property includes all items of tangible personal property used or held for use by Sellers in connection with the Business and includes all Tangible Personal Property necessary for the current operation of the Station by Sellers;

(d) Those items of Tangible Personal Property constituting transmitting and studio equipment that are currently used by the Station in its operations are operating and have been serviced and maintained by Sellers in accordance with normal industry standards and practices and applicable FCC rules and regulations; and

(e) The list of Tangible Personal Property on Schedule V is a true and correct list in all material respects as of the date set forth therein of (i) all items of Tangible Personal Property used or held for use by Sellers in connection with the Business having an individual book value in excess of Five Thousand Dollars ($5,000) and (ii) all items of Tangible Personal Property that are leased by Sellers, which Schedule will be updated as of the Closing. Sellers have delivered or made available to Buyer copies of all leases in respect of the leased Tangible Personal Property described in the foregoing clause (ii).

4.5 Contracts.

(a) Schedule 4.5 lists all Assumed Contracts except: (i) Contracts for the sale or production of broadcast or advertising time on the Station for cash that may be canceled on ninety (90) days or less notice; (ii) oral employment agreements terminable at will; (iii) miscellaneous service Contracts that may be canceled on ninety (90) days or less notice; (iv) other Contracts entered into in the ordinary course of business not involving average annual payments or receipts by the Station of greater than Fifteen Thousand Dollars ($15,000) per individual Contract or Fifty Thousand Dollars ($50,000) in the aggregate; (v) Excluded Contracts; and (vi) Contracts entered into between the date hereof and the Closing Date in accordance with the terms and conditions of this Agreement. Sellers have delivered or made available to Buyer originals or true and correct copies of all written Assumed Contracts, including all amendments, modifications, supplements and schedules thereto, and accurate summaries of the material terms of all oral Assumed Contracts that in either case are required to be listed on Schedule 4.5.

(b) Except as set forth in Schedule 4.5:

(i) No Seller is in default in any material respect under any Assumed Contract, and, to the Knowledge of Sellers, no other Person that is a party to any such Assumed Contract is in material default thereunder; and

(ii) Each of the Assumed Contracts is valid, binding, enforceable and in full force and effect, in all material respects, and constitutes the legal and binding obligation of the applicable Seller and, to the Knowledge of Sellers, each other Person that is a party thereto in accordance with its terms, subject only to bankruptcy, insolvency, reorganization, moratorium or similar laws at the time in effect affecting the enforceability or rights of creditors generally and by general equitable principles which may limit the right to obtain equitable remedies.

(c) Except for the Assumed Contracts and the Excluded Contracts, Sellers are not a party to and do not have any Contracts (including employment agreements for their Employees) of any kind or nature whatsoever, written or oral, with respect to the Business and the operation of the Station.

(d) Schedule 4.5(d) sets forth in all material respects an accurate and complete list of all Tradeout Agreements in effect as of the date set forth therein (which Schedule will be updated as of two (2) Business Days prior to the Closing) including with respect to each Tradeout Agreement the parties thereto, the value of the broadcast time required to be provided on the Station from and after the date shown on such Schedule and the value of the goods and services provided or to be provided to the Station from and after such date, except for Contracts not required to be scheduled pursuant to Section 4.5(a).

(e) Schedule 4.5(e) sets forth all Financing Leases and all leases of Tangible Personal Property.

(f) The Piedmont Companies are current in respect of their payment obligations under the SpectraSite Agreements, and no cash payment obligations of the Piedmont Companies as scheduled in the SpectraSite Agreements have been deferred.

4.6 Intangibles.

(a) The Intangibles constitute all of the intangible property used or held for use in the operations of the Station, and includes all intangible property necessary for the current operation of the Station by Sellers. Schedule 4.6 is a complete list as of the date of this Agreement of all material items of Intangibles (exclusive of Licenses). Sellers have provided or made available to Buyer correct and complete copies of all documents in Sellers’ possession establishing or evidencing Sellers’ rights to the Intangibles listed on such Schedule.

(b) Except as set forth on Schedule 4.6 and other than with respect to matters generally affecting the television broadcasting industry:

(i) Sellers’ rights and interests in material Intangibles have been issued or granted to or are owned by Sellers and are valid and uncontested;

(ii) To the Knowledge of Sellers, Sellers’ use of the Intangibles does not infringe in any material respect upon any trademarks, trade names, service marks, service names, copyrights or intellectual property or other proprietary rights owned by any other Person;

(iii) To the Knowledge of Sellers, no other Person has infringed in any material respect upon the material rights of Sellers with respect to the Intangibles;

(iv) There are no claims, demands or proceedings pending or instituted or, to the Knowledge of Sellers, threatened, by any other Person pertaining to or challenging Sellers’ right to use any of the Intangibles in the operation of the Station; and

(v) There are no royalty agreements between Sellers and any other Person relating to any of the Intangibles.

4.7 Real Property; Leases.

(a) Sellers do not own any real property.

(b) The licenses, leases and subleases listed on Schedule 4.7(b) (collectively, the “Leases”) constitute all of the licenses, leases or subleases for the use or occupancy of Real Property by Sellers. With respect to each such Lease, except as disclosed in Schedule 4.7(b):

(i) A true and complete copy of each such Lease has been made available to Buyer, and the applicable Seller is not in material breach or in default thereof, and, to the Knowledge of Sellers, no other Person that is a party to any such Lease is in material breach or default thereunder;

(ii) Each of the Leases is legal, valid, binding, enforceable and in full force and effect in all material respects, and constitutes the legal and binding obligation of the applicable Seller and, to the Knowledge of Sellers, any other Person that is a party thereto in accordance with its terms, subject only to bankruptcy, insolvency, reorganization, moratorium or similar laws at the time in effect affecting the enforceability or rights of creditors generally and by general equitable principles which may limit the right to obtain equitable remedies; and

(iii) The applicable Seller has not assigned, transferred, conveyed, mortgaged, deeded in trust or caused any Lien (other than any Permitted Lien) to exist with respect to any interest of the Seller in such Lease.

(c) Except as set forth in Schedule 4.7(c), the Real Property is accessible by public right of way or is otherwise reasonably accessible for purposes of conducting the use of such Real Property as presently conducted by Sellers in conjunction with the operation of the Business and constitutes all of the real property currently used or held for use in the current operation of the Business. To the Knowledge of Sellers, all buildings and other improvements included in the Assets are located entirely on the Real Property. With respect to the owned Real Property, the applicable Seller will comply with all laws affecting the transfer of commercial real property and all disclosure requirements relating thereto to the extent the applicable Seller is made aware of such laws and requirements.

(d) The Ground Lease, dated August 24, 2000, by and between Monroe, as landlord and SpectraSite, as tenant (the “Tower 11 Sublease”) (and all rights of the tenant and all obligations of the landlord thereunder) shall be subject to and limited by the terms of the Lease Agreement, dated September 8, 2000, by and between Cross Property Management (successor to Janet Bledsoe), as landlord, and Monroe, as tenant (such lease agreement term has expired, but the lease continues on a month to month basis and is hereinafter referred to as the “Tower 11 Prime Lease”), including that the landlord under the Tower 11 Sublease is under no obligation to prevent a termination of the Tower 11 Prime Lease, other than by complying with its material terms.

4.8 Financial Statements.

(a) Attached as Schedule 4.8(a) are true and complete copies of the unaudited balance sheet of the Station as of December 31, 2006 and 2005 and the related statements of operations for the fiscal years then ended (collectively, the “Annual Financial Statements”). The Annual Financial Statements (i) have been prepared in accordance with GAAP applied on a basis consistent throughout the periods covered thereby (except as disclosed on Schedule 4.8(a)), (ii) have been prepared in accordance with the past practices of Sellers and (iii) present fairly, in all material respects, the financial condition of the Station as at the dates indicated and the results of its operations for the years then ended; provided, however, that the Annual Financial Statements lack footnotes and other presentation items required under GAAP.

(b) Attached as Schedule 4.8(b) are true and complete copies of the unaudited balance sheet (collectively, the “Most Recent Balance Sheet”) of the Station as of February 28, 2007 (the “Most Recent Fiscal Month End”) and the related statements of operations for the two (2) month period then ended (collectively, the “Interim Financial Statements”). Except as disclosed in Schedule 4.8(b), the Interim Financial Statements (i) have been prepared in accordance with GAAP; (ii) have been prepared in accordance with the past practices of Sellers and (iii) present fairly, in all material respects, the financial condition of the Station as at the date indicated and the results of its operations for the period then ended; provided that the Interim Financial Statements lack footnotes and other presentation items required under GAAP and are subject to year-end audit adjustments.

4.9 Conduct of Business. Except as disclosed in Schedule 4.9 or as contemplated or permitted under this Agreement, since the Most Recent Fiscal Month End:

(a) Sellers have conducted the Business in the ordinary course of business; and

(b) Sellers have not:

(i) made any amendment to or terminated any Assumed Contract, Lease, or License to which Sellers are parties with respect to the Business, except in the ordinary course of business;

(ii) made any increase in compensation, severance or other entitlements paid, payable or to become payable by Sellers to the Employees or independent contractors, except increases in wages or salaries not in excess of four percent (4%) per annum in the ordinary course of business, excluding immaterial non-cash items;

(iii) incurred material loss of or to any material Assets not covered by insurance or voluntarily waived any rights of material value;

(iv) made any material adverse change to any existing material commitment or liability to any labor organization that represents, or proposes to represent, the Employees;

(v) sold, assigned, leased or otherwise transferred or disposed of any tangible or intangible assets used or held for use in the Business having a fair market value in excess of Ten Thousand Dollars ($10,000) individually or in the aggregate, except (A) in the ordinary course of business, (B) in connection with the acquisition of similar or replacement property or assets, (C) inventory sold in the ordinary course of business, or (D) obsolete assets not used or held for use in the Business;

(vi) made any material change in any method of accounting or accounting practice;

(vii) lowered the advertising rates of the Station in a manner not consistent with past practices or reflective of current market conditions;

(viii) from the Most Recent Fiscal Month End to the date hereof, received notice from any sponsor or customer of such sponsor or customer’s intention not to conduct business with the Station, the result of which loss or losses of business, individually or in the aggregate, has or is likely to have a Material Adverse Effect;

(ix) from the Most Recent Fiscal Month End to the date hereof, written down the value of any of the Assets except in the ordinary course of business, none of which individually or in the aggregate has or might reasonably have a Material Adverse Effect on the Station’ financial condition;

(x) from the Most Recent Fiscal Month End to the date hereof, (A) incurred or sustained any other event or condition of any character that has a Material Adverse Effect, and (B) to the Knowledge of Sellers, there is no fact, event or circumstance reasonably likely to result in a Material Adverse Effect, it being understood that, for purposes of this Section 4.9(b)(x), a reduction in broadcast cash flow (or the components thereof, including revenue and costs) resulting from the normal operations of the Station shall not in and of itself constitute a Material Adverse Effect;

(xi) distributed, transferred, sold, exchanged, loaned or disposed of any Asset to a related or affiliated Person except for immaterial assets having a fair market value, individually or in the aggregate, of less than Ten Thousand Dollars ($10,000); or

(xii) agreed to do any of the foregoing.

4.10 Litigation. Except as set forth in Schedule 4.10 and except for proceedings (including FCC rulemaking proceedings) generally affecting the television broadcasting industry: (i) there is no decree, judgment, order, litigation, arbitration proceeding or other legal or administrative proceeding pending against any of Sellers, (ii) to the Knowledge of Sellers, there is no decree, judgment, order, litigation, arbitration proceeding or other legal or administrative proceeding threatened against Sellers that is reasonably likely to have a Material Adverse Effect, and (iii) to the Knowledge of Sellers, there is no claim, demand or investigation pending or threatened against Sellers that is reasonably likely to have a Material Adverse Effect.

4.11 Compliance with Laws. Sellers are in compliance in all material respects with all federal, state and local laws, statutes, ordinances, rules and regulations and all court or administrative orders or processes applicable to Sellers.

4.12 Taxes. Except as set forth on Schedule 4.12:

(a) All federal, state and local Tax returns required to be filed by or on behalf of Sellers have been timely filed (subject to any permitted filing date extensions) with the appropriate Governmental Authorities in all jurisdictions in which such returns and reports are required to be filed on or prior to the date hereof, and all Taxes shown as due on such Tax returns have been paid;

(b) To the Knowledge of Sellers, no claim has ever been made by any taxing authority in a jurisdiction where a Seller does not file Tax returns that a Seller is or may be subject to taxation by such jurisdiction;

(c) Sellers have not requested, and are not current beneficiaries of, any extension of time within which to file any Tax returns;

(d) Sellers have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, member or other third Person; and

(e) There are no Liens for unpaid Taxes (other than for current Taxes either not yet due and payable or being contested in good faith) upon the Assets.

4.13 FCC Licenses; Compliance with FCC Requirements.

(a) Schedule 4.13(a) identifies and includes a complete list of all Station Licenses. The Main Station License is in full force and effect, and such License is not subject to any conditions outside the ordinary course (other than conditions appearing on the face of such Licenses), and the License Sub is the authorized holder thereof. The Station Licenses listed on Schedule 4.13(a) constitute all of the licenses and authorizations issued by the FCC and required under the Communications Act and the current rules, regulations and published policies of the FCC for the lawful conduct of the Station as operated by Sellers on the date hereof, and no other material qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals or authorizations are required in order for Sellers to own and operate the Station in the manner operated on the date hereof.

(b) Except as set forth on Schedule 4.13(b) and except for any FCC investigations, rulemakings or other proceedings affecting the broadcasting industry generally, to the Knowledge of Sellers, as of the date of this Agreement, there is no pending or threatened investigation by or before the FCC, or any order to show cause, notice of violation, notice of apparent liability, notice of forfeiture or material complaint by, before or with the FCC with respect to Sellers and the Station.

(c) The Station is operating in all material respects in accordance with the specifications of the Main Station License, and is in compliance in all material respects with the Communications Act and the rules, regulations and published policies of the FCC. All material filings, reports and statements that Sellers are currently required to file with the FCC during the current applicable terms of the Main Station License have been filed.

(d) As set forth on Schedule 4.13(a), an application for renewal of the Main Station License was timely filed on February 1, 2005 and remains pending. As of the date of this Agreement, no petition to deny or other objection has been filed against such application Sellers will use their commercially reasonable efforts to prosecute such application. The parties acknowledge that under current FCC policy, the FCC will not permit the assignment of the Station while the Main Station License renewal application is pending. In order to facilitate the transaction contemplated by this Agreement, Sellers will, promptly after the date hereof, enter into one or more agreements with the FCC to toll the applicable statute of limitation with respect to indecency complaints pending against the Station, if reasonably necessary to receive a grant of the Main Station License renewal application.

4.14 Insurance. Schedule 4.14 contains a true and complete list of all insurance policies in respect of the Station that are in effect as of the date of this Agreement. All policies of insurance listed on Schedule 4.14 are in full force and effect in all material respects as of the date of this Agreement. Sellers maintain customary insurance policies covering their Assets and various occurrences that may be reasonably anticipated to arise in connection with the operation of the Station.

4.15 Employees.

(a) Sellers have furnished to Buyer a true and complete list of all employees of the Station in connection with Business (collectively, the “Employees”) as of the date set forth on such list showing each of their names, titles and current annual base salary rates and the number of days and the amount of accrued but unused vacation pay to which each Employee is entitled to use as of the date set forth in such list. Except as set forth in Schedule 4.15(a) or as otherwise provided by applicable state law, the employment of all Employees is terminable at will, and (ii) no Employee has any agreement, written or oral, regarding the terms of their employment or compensation. The employment agreements listed on Schedule 4.15(a) are sometimes referred to herein collectively as the “Employment Agreements”).

(b) Except as set forth in Schedule 4.15(b):

(i) Sellers are not bound by any collective bargaining agreement covering any of the Employees, and, to the Knowledge of Sellers, there exists no organizational effort presently being made or threatened by or on behalf of any labor union with respect to the Employees; and

(ii) Sellers are not engaged in any material unfair labor practice or other material unlawful employment practice, and, to the Knowledge of Sellers, there are no charges of any material unfair labor practice or other material unlawful employment practice pending against Sellers before the National Labor Relations Board, the Equal Opportunity Commission, the Occupational Safety and Health Review Commission, the Department of Labor or any other Governmental Authority.

4.16 Employee Benefit Plans.

(a) Except as set forth in Schedule 4.16, no Seller maintains or is a party to or makes contributions to any of the following: (i) any “employee pension benefit plan,” as such term is defined in Section 3(2) of ERISA; or (ii) any “employee welfare benefit plan,” as such term is defined in Section 3(1) of ERISA. All employee benefit plans maintained by any Seller or to which any Seller is obligated to contribute (“Employee Benefit Plans”) are in all material respects maintained, funded and administered in compliance with ERISA, the Code, and other applicable law. As to each Employee Benefit Plan for which an annual report is required to be filed under ERISA or the Code, no liabilities with respect to such plan existed on the date of the most recently filed annual report except as disclosed therein and, except as disclosed in Schedule 4.16, no material adverse change has occurred with respect to the financial data covered by the most recently filed annual report since the date thereof.

(b) Except as disclosed in Schedule 4.16, the execution of this Agreement and performance of the transactions contemplated hereby will not in and of itself constitute a triggering event under any Employee Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from any Seller. Each Employee Benefit Plan that is an employee pension benefit plan (other than a plan that is unfunded and covers only employees who are among the select group of management or highly compensated employees of Sellers), if any, has received a favorable determination letter stating that the plan is qualified under Section 401(a) of the Code, or it is in a prototype or volume submitter plan document whose language has been pre-approved by the IRS as is evidenced by a letter from the IRS, and no event has occurred that is reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Except as set forth in Schedule 4.16, no Seller has ever maintained a pension plan subject to Section 412 of the Code or Title IV of ERISA, and no Seller has ever maintained, contributed to or been required to contribute to any employee benefit plan that is a “multiemployer plan” (as defined in Section 3(37)(A) or (D) of ERISA) as amended by the Multiemployer Pension Plan Amendments Acts of 1980.

(c) No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Employee Benefit Plan. There are no actions, suits or claims pending or, to the Knowledge of Sellers, threatened (other than routine claims for benefits) against any Employee Benefit Plan or against the assets of any Employee Benefit Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of Sellers, threatened by the IRS, the U.S. Department of Labor, or any other Governmental Authority with respect to any Employee Benefit Plan. Sellers are not subject to any penalty or tax with respect to any Employee Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. Sellers have timely made all contributions and other payments required by and due under the terms of each Employee Benefit Plan. Sellers have complied in all material respects with the notice and benefit obligations regarding any Employee Benefit Plan mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA).

4.17 Environmental Compliance. Except as set forth on Schedule 4.17:

(a) Sellers and the Business have complied in all material respects with and are in compliance in all material respects with all Environmental Laws, and no action, suit, proceeding, hearing, charge, complaint, claim, demand, or notice has been filed or commenced or, to Sellers’ Knowledge, threatened against Sellers, and to Sellers’ Knowledge, there is no investigation pending or threatened against Sellers that: (i) asserts or alleges that Sellers violated in any material respect any Environmental Laws; (ii) asserts or alleges that Sellers are required to clean up, remove or take remedial or other response action due to the disposal, depositing, discharge, leaking or other release of any Hazardous Materials at the Real Property; or (iii) asserts or alleges that Sellers are required to pay all or a portion of the cost of any past, present or future cleanup, removal, remedial or other response action that arises out of, or is related to, the disposal, depositing, discharge, leaking or other release of any Hazardous Materials by Sellers at any of the Real Property;

(b) With respect to the period during which Sellers owned, leased or otherwise occupied the Tangible Personal Property and/or the Real Property and, to Seller’s Knowledge, at any other time, no Person has caused Hazardous Materials to be stored, deposited, treated, recycled, disposed of, or released at any Real Property owned, leased, used, operated or occupied by Sellers that would subject any owner or operator of such Real Property to liability for cleanup, removal or some other remedial action under any Environmental Laws;

(c) To the Knowledge of Sellers, there are no tanks or other facilities on, under, or at the Real Property that contain any Hazardous Materials that, if known to be present in soils or ground water, would subject any owner or operator of such Real Property to liability for cleanup, removal or some other remedial action under any Environmental Laws;

(d) None of Sellers is subject, as a result of its interest in the Real Property, to any judgment, order or citation related to or arising out of any Environmental Laws, and, to the Knowledge of Sellers, none of Sellers has been named or listed as a potentially responsible party in a matter related to or arising out of any Environmental Laws;

(e) There are no conditions existing currently regarding the owned Real Property or any improvements thereon or the other Assets which would subject Sellers to damages (including notice of resource damages), penalties, injunctive relief or response remediation or removal costs under any Environmental Laws or which require or are likely to require response, remediation or removal or such other remedial action pursuant to Environmental Laws by Sellers;

(f) The operation of the Station is in material compliance with the limits on exposure to RF radiation specified in the FCC’s rules, regulations and published policies concerning RF radiation;

(g) Sellers have not conducted, or caused to be conducted, and do not have in their possession, any environmental assessment reports with respect to the Real Property; and

(h) The lawful operation of the Business by Sellers at the Real Property does not require the procurement or maintenance of any Environmental Permits.

4.18 Brokers. Except for the fees payable to Wachovia Capital Markets, LLC, which fees shall be paid by Sellers, Sellers do not have any obligation or liability to pay any finders’ or brokers’ fees or commissions with respect to the transactions contemplated by this Agreement.

4.19 Records . Sellers have delivered or made available to Buyer true, correct and complete copies of all of the Records of the Station.

4.20 Digital Television . The Station has been assigned the channels listed on Schedule 4.20 (the “Digital Channels”) by the FCC for the provision of digital television (“DTV”) service and has elected the channels listed on Schedule 4.20 as their post-digital transition channels. The Station Licenses listed in Schedule 4.13(a) include construction permits and modifications thereto and license to cover applications (the “DTV CPs”) and all other authorizations necessary to operate the DTV facilities listed therein (the “DTV Facilities”). Except as expressly set for in this Section 4.20 and Schedule 4.13(a), the DTV CPs are in full force and effect and the FCC has not taken any adverse action with respect thereto. Sellers have a pending request with the FCC for waiver of the July 1, 2006 “use it or lose it” interference protection deadline for DTV buildout for the Station. At Closing, no further technical action or modification will be required for the buildout of the DTV Facilities at the full parameters authorized by the DTV CPs.

4.21 MVPD Matters. The Station’s signal is carried on substantially all of the cable systems serving the Station’s Designated Market Area (as defined by A.C. Nielsen & Co. or its successor) pursuant to must carry or the retransmission consent agreements to which the applicable Seller is a party which are listed on Schedule 4.21, and Sellers have no liability to any Person arising under or in respect of its performance of the Station’s cable or satellite carriage agreements, including, without limitation, copyright royalties (except as listed on Schedule 4.21). Each such retransmission consent agreement is in full force and effect and, to the Knowledge of Sellers, there is no reason that a cable system operator or satellite program service provider would have the right to terminate such carriage during its current term. To the Knowledge of Sellers, since January 1, 2006, there has been (i) no change in the Station’s carriage or channel position on any material Market MVPD System and (ii) no written notification to the Station that the Station may not be entitled to carriage on any Market MVPD System either because the Station fails to meet the requisite signal strength for such status or the Station would be considered a distant signal under the cable compulsory copyright license, 17 U.S.C. § 111.

4.22 No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement, in the Exhibits, Schedules and Annexes to this Agreement, and in the certificates and other agreements required to be delivered pursuant to or in connection with this Agreement, none of the Piedmont Companies and any other Person acting for the Piedmont Companies makes any representation or warranty, express or implied, and the Piedmont Companies hereby disclaim any such representation or warranty, whether by the Piedmont Companies or their officers, directors, employees, agents, representatives or any other Person, with respect to the execution, delivery or performance by the Piedmont Companies of this Agreement or with respect to the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to Buyer or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by the Piedmont Companies or any of their officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.

ARTICLE 5: REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Piedmont Companies as follows:

5.1 Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business and in good standing in each jurisdiction in which such qualification is necessary for Buyer to own its assets and conduct its business. Prior to Closing, Buyer will be qualified to do business in the States of Arkansas and Louisiana. Buyer has full power to own, lease, and operate its properties and to carry on its business as such is now conducted.

5.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by Buyer and all of the agreements, documents and instruments required under this Agreement, and the consummation by Buyer of the transactions contemplated hereby and thereby, are within the power of Buyer and have been duly authorized by all necessary action by Buyer and its members, and no approval from or notice to any of the stockholders of Buyer is required regarding the same that has not been obtained or given, as applicable. This Agreement is, and the other agreements, documents and instruments required by this Agreement will be, when executed and delivered by Buyer, the valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, subject only to bankruptcy, insolvency, reorganization, moratorium or similar laws at the time in effect affecting the enforceability or rights of creditors generally and by general equitable principles which may limit the right to obtain equitable remedies.

5.3 Absence of Conflicting Agreements; Consents. Neither the execution, delivery or performance of this Agreement by Buyer, nor the consummation of the transactions contemplated hereby by Buyer does or will, after the giving of notice, or the lapse of time or both, or otherwise:

(a) contravene, result in a breach of, or constitute a default under, any certificate of incorporation, bylaws or other applicable organizational or governing instruments or documents of Buyer;

(b) subject to obtaining the FCC Consents, contravene or violate in any material respect any material applicable law, statute, ordinance, rule or regulation, or any court or administrative order or process, of any Governmental Authority to which Buyer is a party or by which Buyer or its assets are bound;

(c) contravene in any material respect, or constitute a material default under, any material contract or agreement to which Buyer is a party or by which Buyer or its assets are bound;

(d) require the Consent of or notice to any Governmental Authority other than the FCC Consents; or

(e) require the Consent of any Person under any agreement, arrangement or commitment of any nature which Buyer is a party to or bound by or which the assets or properties of Buyer are bound or subject.

5.4 Buyer Qualifications. Buyer is legally, technically, financially and otherwise qualified as, and is not taking action or contemplating taking action that might disqualify it from being, under present or pending law (including the Communications Act) and present and pending rules, regulations and published policies or practices of the FCC, DOJ or FTC, the holder of the Station Licenses, as an owner or operator of the Business or of the Station, or as the owner of any or all of the Assets. Buyer knows of no fact, reason or proceeding that would: (i) disqualify Buyer as the assignee of the Station Licenses; (ii) cause the FCC to fail to approve in a timely fashion the Assignment Application; or (iii) cause the filing of any objection to the Assignment Application. Buyer further represents and warrants that it is financially qualified to meet all terms, conditions and undertakings contemplated by this Agreement, including the payment of the Purchase Price.

5.5 Absence of Litigation. There is no decree, judgment, order, litigation, arbitration proceeding or other legal or administrative proceeding pending or, to the knowledge of Buyer, threatened against Buyer or any of its subsidiaries or Affiliates in any federal, state or local court, or before any other Governmental Authority that could reasonably be expected have a material adverse effect on the financial condition, the business, assets or properties of Buyer or on Buyer’s ability to purchase the Assets under this Agreement or to perform its obligations under this Agreement or any agreement, document or instrument required hereunder. To the knowledge of Buyer, there is no claim, demand or investigation pending or threatened against Buyer or any of its subsidiaries or Affiliates by or before any Governmental Authority that could reasonably be expected to have a material adverse effect on the financial condition, the business, assets or properties of Buyer or on Buyer’s ability to purchase the Assets under this Agreement or to perform its obligations under this Agreement or any agreement, document or instrument required hereunder.

5.6 Brokers. Buyer does not have any obligation or liability to pay any finders’ or brokers’ fees or commissions with respect to the transactions contemplated by this Agreement.

5.7 Financing. Buyer has, or will have at the Closing, all funds necessary to consummate the transactions contemplated by this Agreement, including payment of the Purchase Price and all necessary payments required of Buyer in connection with the transactions contemplated under this

Agreement. Buyer acknowledges and agrees that the Closing is not contingent upon Buyer obtaining financing to pay the Purchase Price. Buyer has heretofore delivered to Sellers information concerning Buyer’s ability to pay the Purchase Price at Closing.

5.8 No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement, in the Exhibits, Schedules and Annexes to this Agreement, and in the certificates required to be delivered pursuant to or in connection with this Agreement, neither Buyer nor any other Person acting for Buyer makes any representation or warranty, express or implied, and Buyer hereby disclaims any such representation or warranty, whether by Buyer or its officers, directors, employees, agents, representatives or any other Person, with respect to the execution, delivery or performance by Buyer of this Agreement or with respect to the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to the Piedmont Companies or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by Buyer or any of its officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.

ARTICLE 6: PRE-CLOSING COVENANTS

6.1 Access From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 12.1, Buyer and its authorized agents, officers and representatives shall have reasonable access upon reasonable advance notice, during normal business hours, to the offices, corporate-level management employees and Station-level management employees, properties, books and records of the Station that Buyer may reasonably request. Notwithstanding the foregoing, all of Buyer’s inquiries and/or requests for any such information shall be made directly to Paul Brissette, the Piedmont Companies’ Chief Executive Officer (“Brissette”), or William A. Fielder, the Piedmont Companies’Chief Financial Officer (“Fielder”), who shall obtain the information and transmit the same to Buyer. Any conversations between Buyer and any representative or employee of the Station other than Brissette or Fielder (including Station-level management employees) shall be arranged by either of Brissette or Fielder. Brissette, Fielder or any other representative of the Piedmont Companies’corporate office designated by either of Brissette or Fielder shall participate in all conversations or meetings between Buyer and any representative or employee of the Station unless Brissette or Fielder shall otherwise consent. Buyer’s access under this Section 6.1 shall be exercised in a manner as to not unreasonably interfere with the Business.

6.2 Notice of Certain Events.

(a) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 12.1, Sellers shall give Buyer prompt written notice of the occurrence of any of the following:

(i) a loss, taking, condemnation, damage or destruction of or to any of the Assets involving in excess of Ten Thousand Dollars ($10,000);

(ii) the commencement of any material proceeding or litigation at law or in equity or before the FCC or any other Governmental Authority that involves the Main Station License, other than proceedings or litigation of general applicability to the television broadcasting industry;

(iii) any material labor grievance, strike, or other material labor dispute;

(iv) any material violation by Sellers of any federal, state or local law, statute, ordinance, rule or regulation known to Sellers;

(v) any notice of material breach, default, claimed default or termination of any material Assumed Contract;

(vi) any other material adverse developments with respect to the business or operations of the Station, including the loss of carriage or change in channel position away from other local network affiliates on any Market MVPD System or the cessation of broadcasting or material reduction by the Station of its authorized power for more than twenty-four (24) consecutive hours; or

(vii) the revocation, rescission, forfeiture, non-renewal, or material adverse modification of any material Station License, including but not limited to any FCC action resulting in a loss of interference protection for the Station’s Part 73 facilities.

(b) Sellers and Buyer shall promptly notify the other in writing upon becoming aware of any order or decree or any complaint praying for an order or decree restraining, enjoining or challenging the consummation of this Agreement or the transactions contemplated hereunder (including challenges to the Assignment Application), or upon receiving any notice from any Governmental Authority of its intention to institute an investigation into, or institute a suit or proceeding to restrain or enjoin the consummation of this Agreement or the transactions contemplated hereby. Sellers and Buyer will each use commercially reasonable efforts to contest, defend and resolve any such suit, proceeding or injunction brought against it so as to permit the prompt consummation of the transactions contemplated hereby.

6.3 Operations Pending Closing.

(a) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 12.1, Sellers shall:

(i) operate the Business in all material respects in the ordinary course of business (except where such conduct would conflict with the covenants set forth herein or other obligations under this Agreement);

(ii) operate the Station in compliance in all material respects with applicable law, including the Communications Act and the rules and regulations of the FCC;

(iii) maintain the Tangible Personal Property in the ordinary course of business consistent with past practice to the extent commercially reasonable;

(iv) maintain policies of liability and casualty insurance of substantially similar coverage as the policies currently carried by the Piedmont Companies for the Business; and

(v) continue all necessary and normal capital expenditures.

(b) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 12.1, Sellers shall not, without the prior written consent of Buyer, which shall not be unreasonably withheld or delayed:

(i) sell, assign, lease, or otherwise dispose of any of the Assets, except for inventory or supplies or other assets consumed or disposed of in the ordinary course of business, assets no longer used or held for use in the Business, or assets transferred or disposed of in connection with the acquisition of replacement property of substantially equivalent, or better, kind and use;

(ii) except for Contracts that Sellers are willing to designate as Excluded Contracts, enter into, renew, or materially and adversely modify or amend any Assumed Contract, unless any such Contract: (A) requires an annual payment by or on behalf of the Station of consideration consisting of no more than Ten Thousand Dollars ($10,000) individually or Seventy Five Thousand Dollars ($75,000) in the aggregate; (B) will be subject to termination on no more than ninety (90) days’ notice; or (C) will be fully performed and satisfied on or prior to the Closing Date;

(iii) except as required by applicable law or existing Contract, increase the compensation (including wages, salaries and bonuses) or severance that is paid or payable to any Employee other than annual increases which shall not exceed four percent (4%) per annum; provided, however, that Sellers may pay bonuses to any of the Employees so long as such bonuses do not create binding obligations upon Buyer after the Closing Date;

(iv) except as required by applicable law or existing Contract, voluntarily agree to enter into any collective bargaining agreement applicable to any Employees or otherwise recognize any union as the bargaining representative of any such Employees; or

(v) create, assume or permit to exist any Liens upon any of the Assets, except for Permitted Liens and Liens that will be discharged prior to or on the Closing Date.

(c) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 12.1, Sellers shall:

(i) keep Buyer reasonably apprised of negotiations for Programming Contracts and promptly provide Buyer with copies of all Programming Contracts entered into by Sellers;

(ii) except in the ordinary course of any Seller’s business consistent with past practices, not enter into any Tradeout Agreements relating to the Station that create obligations or liabilities of a Seller or the Station extending to or beyond the Closing Date;

(iii) not enter into any agreement providing for a delayed or deferred payment that Buyer would be obligated to pay after the Closing Date except in the ordinary course of its business;

(iv) on the Closing Date, be current on all of its payment obligations under the Contracts;

(v) exercise commercially reasonable efforts to maintain existing carriage of the Station’s signal on all Market MVPD Systems;

(vi) follow Sellers’ usual and customary policies with respect to extending credit for sales of broadcast time on the Station and collect all accounts receivable (including but not limited to those arising from extensions of credit) in accordance with Sellers’ past practices consistently applied;

(vii) make commercially reasonable efforts to promote and advertise the Station in accordance with Sellers’ past practices;

(viii) promptly provide Buyer with copies of all material correspondence with cable systems concerning must carry status, retransmission consent and other matters arising under the Cable Television Consumer Protection and Competition Act of 1992, and keep Buyer reasonably advised of the status of all negotiations with cable systems concerning such matters;

(ix) not materially change any accounting procedures, practices or methods (except for any change required under GAAP or applicable law); and

(x) not agree to or authorize any of the foregoing.

Whenever, pursuant to this Section 6.3, Sellers shall request the consent of Buyer, the request shall be sent to Buyer in accordance with Section 14.4. Unless Buyer gives or denies its written consent by the end of the third (3rd) Business Day after the request for consent is deemed given to Buyer, Buyer’s written consent will be presumed to have been given as of such deadline.

6.4 Supplemental Financial Statements; FCC Reports. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 12.1, within thirty (30) days after the end of each month ending between the date of this Agreement and the Closing Date, Sellers shall furnish Buyer with copies of their monthly unaudited balance sheets and statements of operations in respect of the Business. All of the foregoing financial statements shall comply with the requirements concerning financial statements set forth in Section 4.8(b). From and after the date of this Agreement and until the Closing, Sellers will furnish Buyer with copies of all reports filed with the FCC with respect to the Station after the date hereof within ten (10) Business Days after each such report has been filed, it being understood that the failure to timely comply with this covenant shall not in and of itself entitle Buyer to terminate this Agreement unless such failure has or is reasonably likely to have a Material Adverse Effect. After the Closing Date, Sellers shall furnish to Buyer all information required by the FCC relating to the operation of the Station prior to the Closing Date, provided that Seller shall have no obligations to furnish any such information not in their possession.

6.5 Cooperation; Consents. Buyer and Sellers shall reasonably cooperate with each other and their respective counsel and accountants in connection with any actions reasonably required to be taken as part of their respective obligations under this Agreement, and Buyer and Sellers shall execute such other documents as may be reasonably necessary or desirable to obtain such Consents or to implement and consummate this Agreement, and otherwise use their commercially reasonable efforts to consummate the transactions contemplated by this Agreement and to fulfill their obligations under this Agreement. Sellers and Buyer shall each diligently make, and cooperate with the other in making, all commercially reasonable efforts to obtain or cause to be obtained prior to the Closing Date all Consents from third Persons that are parties to Assumed Contracts without any change in the terms or conditions of any Assumed Contract or Station License that could reasonably be expected to be materially less advantageous to Buyer than those pertaining under the Assumed Contract or Station License as in effect on the date of this Agreement. Anything to the contrary herein notwithstanding, Sellers shall not be required to pay any fees or provide or deliver any other consideration to any Person in order to obtain any Consent of such Person. Buyer agrees to use all commercially reasonable efforts to assist Sellers in obtaining such Consents, and to take all commercially reasonable actions necessary or desirable to obtain such Consents, including executing such assumption instruments and other documents as may be required in connection with obtaining the Consents. Sellers will reasonably cooperate with Buyer in Buyer’s efforts to obtain title policies and surveys relating to the Real Property.

6.6 Updated Schedules. Except with respect to updates to any Schedules that become necessary as a result of any action or event permitted under Section 6.3 (which updated Schedules will be provided prior to the Closing), Sellers shall promptly disclose in writing to Buyer, and Buyer shall promptly disclose in writing to Sellers, any information contained in its or their respective representations and warranties or any of the Schedules hereto that, because of an event occurring after the date of this Agreement, is no longer correct in all material respects as of all times after the date of this Agreement and until the Closing Date. Any such disclosure shall be in the form of an updated Schedule, marked to reflect the new or amended information. Except for the Schedules updated to reflect changes as a result of actions or events permitted under Section 6.3, no such updating of the representations and warranties or the Schedules shall be deemed to cure any breach of a representation or warranty made hereunder which was not true and correct when made. Nothing contained in this Section 6.6 shall be construed as changing any party’s right to terminate this Agreement as provided in Section 12.1, or a party’s right to take certain actions permitted under Section 6.3.

6.7 Public Announcements. No party shall publish, issue or make any press release or make any other public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party; provided, however, that (i) nothing contained in this Agreement shall prevent any party, after notification to the other party to the extent legally permissible, from making any filings with Governmental Authorities that, based on advice of legal counsel, may be required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and (ii) Sellers shall be permitted to publish and broadcast public notices concerning the filing of the Assignment Application in accordance with the requirements of Section 73.3580 of the FCC’s Rules.

6.8 Efforts. Without limiting the specific obligations of any party hereto under any agreement or covenant hereunder, each party hereto shall use commercially reasonable efforts to take all action and do all things necessary in order to consummate the transactions contemplated by this Agreement, including satisfaction, but not waiver, of the closing conditions set forth in Article 8 and Article 9.

6.9 Exclusivity. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 12.1, none of the Piedmont Companies shall solicit the submission of any proposal or offer from any other Person relating to the acquisition of the Station or participate in any discussions or negotiations with any other Person relating thereto.

6.10 DTV Upgrades. Prior to the Closing, Sellers shall use commercially reasonable efforts, at their own cost and expense, to make all DTV Upgrades, it being acknowledged and agreed, for the avoidance of doubt, that the foregoing shall not affect Buyer’s obligations and liabilities under Section 2.7(a)(ii).

ARTICLE 7: SPECIAL COVENANTS AND AGREEMENTS

7.1 Employee Matters.

(a) Not less than sixty (60) days following the date of this Agreement, Buyer shall notify Sellers in writing of those Employees (the “Designated Employees”) to whom Buyer has decided to offer employment. Buyer shall offer employment as of the Closing Date to each Designated Employee who remains employed by Sellers immediately prior to the Closing Date and physically reports to work on the Closing Date or, if absent from work on the Closing Date solely by reason of vacation or regularly scheduled non-working days, on the day immediately following such vacation or days off. Buyer shall also offer employment to each Designated Employee who remains employed by Sellers immediately prior to the Closing Date but is absent from work on the Closing Date for any reason other than vacation or regularly scheduled days off. Without limiting any obligations or liabilities of Buyer with respect to any Assumed Employment Agreements, all offers of employment shall include each Designated Employee’s annual compensation which shall be comparable to that provided by Sellers immediately prior to the Closing Date. Each Designated Employee who is actively at work at the Station as of the Closing Date or returns to active work duty with the Station from an authorized leave of absence after the Closing Date in accordance with this Section 7.1(a) and who accepts Buyer’s offer of employment shall hereinafter be referred to as a “Transferred Employee.” With respect to any Designated Employee who is on a short-term disability leave, workers’ compensation leave, or other authorized leave of absence as of the Closing Date and who accepts Buyer’s offer of employment, such employment with Buyer shall commence and such Designated Employee shall become a Transferred Employee as of the date that such Designated Employee is no longer on any such leave, provided that the Designated Employee reports to work with Buyer within one hundred eighty (180) days after such Designated Employee’s original leave date and otherwise Buyer shall have no obligation to accept the Designated Employee as a Transferred Employee.

(b) Buyer shall (i) waive or cause to be waived all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare or other applicable employee benefit plan that such employees may be eligible to participate in after the Closing Date, provided that such pre-existing conditions, exclusions and waiting periods were inapplicable to or had been satisfied by such employee or his or her covered dependents immediately prior to the Closing Date under the relevant Seller employee benefit plan and (ii) provide or cause to be provided to each Transferred Employee credit for any co-payment and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare or other applicable employee benefit plans of Buyer that such employees are eligible to participate in after the Closing Date.

(c) Buyer agrees that, with respect to all of the employee benefit programs and arrangements covering or otherwise benefiting any of the Transferred Employees on or after the Closing Date, service with a Seller shall be included for purposes of determining any period of eligibility to participate or to vest in benefits under such programs and arrangements (but not for benefit accrual or any other purpose under such programs or arrangements).

(d) Buyer and Sellers agree to cooperate in good faith to determine whether any notification may be required under the WARN Act, as a result of the transactions contemplated under the Agreement and, if such notices are required, to provide such notice in a manner that is reasonably satisfactory to each of the parties hereto.

(e) Buyer shall be responsible for providing notices and continuation options for any health plans of Sellers that may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) for Transferred Employees, for employees of Sellers whose employment with Sellers is terminated in connection with the purchase of the Assets, and for other employees of Sellers (and such employees dependents) entitled to COBRA continuation benefits, but Buyer shall not be responsible for any COBRA notices that were due before the Closing Date. Except as set forth in Schedule 7.1(e), there are no former employees of Sellers (or dependents of such former employees) who are receiving health coverage under the continuation of coverage rules of COBRA.

(f) This Section 7.1 shall operate exclusively for the benefit of the parties to this Agreement and not for the benefit of any other Person, including any current, former or retired employee of Sellers or Buyer (and, for the avoidance of doubt, any Transferred Employee or other Employee).

7.2 Further Assurances. From time to time after the Closing Date, upon the reasonable request of any party hereto, the other party or parties hereto shall execute and deliver or cause to be executed and delivered such further instruments of conveyance, assignment, transfer, acceptance and assumption, and take such further action as the requesting party may reasonably request in order to fully effectuate the purposes, terms and conditions of this Agreement and the other agreements specified in this Agreement.

7.3 Confidentiality. Neither party will use or disclose to any other Person (except as may be necessary for the consummation of the transactions contemplated hereby, or as required by applicable law, and then, to the extent legally permissible, only with prior notice to the other party hereto) this Agreement or any information received from the other party hereto or their agents in the course of investigating, negotiating and performing the transactions contemplated by this Agreement; provided, however, that each party may disclose such information to such party’s officers, directors, members, managers, employees, lenders, advisors, attorneys and accountants who need to know such information in connection with the consummation of the transactions contemplated by this Agreement and who are informed by such party of the confidential nature of such information and agree to be bound by the confidentiality covenants set forth in this Section 7.3. Each party shall be responsible to the other party for any breach by its officers, directors, stockholders, managers, members, employees, lenders, advisors, attorneys or accountants of such confidentiality covenants. Nothing shall be deemed to be confidential information that: (i) is already in such party’s possession, prior to receipt from the other party or parties hereto or its or their agents, provided that such information is not known by such party to be subject to another confidentiality agreement with or other obligation of secrecy to the other party hereto or another party; (ii) becomes generally available to the public other than as a result of a disclosure by such party or such party’s officers, directors, stockholders, managers, members, employees, lenders, advisors, attorneys or accountants in breach of this Section 7.3; (iii) becomes available to such party on a nonconfidential basis from a source other than another party hereto or its advisors, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to the other party hereto or another party; or (iv) is developed independently by either party without resort to the confidential information of the other party. If this Agreement is terminated, then each party will return to the other party all information, including all documents, work papers and other written confidential material obtained by such party from the other party in connection with the transactions contemplated by this Agreement. The covenant contained in this Section 7.3 shall survive for a period of two (2) years from the earlier of the Closing Date or the date in which this Agreement is terminated pursuant to Section 12.1.

7.4 Access to Books and Records. Sellers shall provide Buyer reasonable access and the right to copy, at Buyer’s expense, for a period of three (3) years from the Closing Date any books and records relating to the Assets but not included in the Assets. Buyer shall provide Sellers reasonable access and the right to copy, at Sellers’ expense, for a period of three (3) years after the Closing Date any books and records relating to the Assets that are included in the Assets.

7.5 Event of Loss. Upon the occurrence of an Event of Loss prior to the Closing, Sellers shall take commercially reasonable steps to repair, replace and restore damaged, destroyed or lost property to its condition (or better) prior to any such loss, damage, or destruction. In the event of any such loss, damage, or destruction, the proceeds of any claim for any loss, payable under any insurance policy with respect thereto, shall be used to repair, replace, or restore any such property to its former (or better) condition subject to the conditions stated below. Subject to the following sentence, in the event that the property is not completely repaired, replaced or restored on or before the scheduled Closing Date, Buyer may elect to consummate the transaction and accept the Assets subject to such Event of Loss and receive a credit to the Purchase Price for the amount reasonably estimated by Buyer to restore such property to its condition prior to the Event of Loss. If Sellers disagree with the amount as estimated by Buyer, and the parties’ respective estimates differ by more than $15,000, then the parties agree that the Accountants shall determine the amount of the credit. If parties’ estimates differ by less than $15,000, then in determining the amount of the credit, the amount of the difference shall be split between Buyer, on the one hand, and Sellers, on the other hand; provided, however, that the amounts so split shall constitute “Losses” for purposes of the deductibles described at Sections 11.2(b)(i) and 11.3(b)(i), respectively. If Buyer has elected to proceed to Closing and receives a credit as provided above, then Buyer shall be deemed to have waived any breach of representation, warranties or covenants set forth in this Agreement with respect to such Event of Loss and the Buyer Indemnified Parties will have no rights to indemnification under Article 11 with respect to such Event of Loss. If Buyer has not elected to proceed to Closing and receive a credit as provided above, and the property shall not have been substantially repaired, replaced or restored within a reasonable period of time and such failure has a Material Adverse Effect, then Buyer may terminate this Agreement upon ten (10) days’ written notice to Sellers.

7.6 Bulk Transfer. Buyer and Sellers hereby waive compliance with the bulk transfer provisions of the Uniform Commercial Code and all similar laws to the extent applicable.

7.7 Non-Solicitation by Buyer. If this Agreement is terminated, then Buyer shall not, beginning on the effective date of termination and continuing for a period of two (2) years thereafter, (a) without the prior written approval of Sellers, directly or indirectly, hire, solicit, encourage, entice or induce any Employees on the date hereof or at any time hereafter that precedes such termination, to terminate his or her employment with Sellers (provided that general advertisements in the media not directed at the Employees shall not be prohibited by this Section 7.7), or (b) solicit, entice, divert, or take away from Sellers or the Business any customers, advertisers, suppliers and others having business relations with Sellers or the Station, or attempt to do the same, or otherwise interfere in any respect with the Business or with Sellers’ relationships with such Persons. Buyer agrees that any remedy at law for any breach by it of this Section 7.7 would be inadequate, and Sellers would be entitled to injunctive relief in such a case, in addition to any other remedies at law to which Sellers may be entitled. If it is ever held that the restrictions placed on Buyer by this Section 7.7 are too onerous and are not necessary for the protection of Sellers, then the parties agree that any court of competent jurisdiction may reduce the duration or scope hereof, or delete specific words or phrases, and in its reduced form such provision will then be enforceable and will be enforced.

ARTICLE 8: CONDITIONS PRECEDENT OF BUYER

The obligation of Buyer to consummate the transactions to be performed by it at the Closing is subject to the satisfaction of each of the following conditions prior to or at the Closing Date:

8.1 Representations, Warranties and Covenants.

(a) All representations and warranties of the Piedmont Companies made in this Agreement shall be true and correct on and as of the Closing Date as if made on and as of that date and as though the Closing Date were substituted for the date of this Agreement, except (i) to the extent that any such representations and warranties were made as of a specified date, and as to such representations and warranties the same shall continue on the Closing Date to have been true and correct as of the specified date, and (ii) where the breach of any such representations or warranties does not, either individually or in the aggregate, have a Material Adverse Effect (provided that, for purposes of application of this clause (ii), all materiality or Material Adverse Effect qualifications within any or all such representations and warranties shall be disregarded and deemed omitted).

(b) The Piedmont Companies shall have performed and complied in all respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to or on the Closing Date, except where such non-compliance does not, either individually or in the aggregate, have a Material Adverse Effect (provided that all materiality or Material Adverse Effect qualifications within any or all such covenants and agreements shall be disregarded and deemed omitted).

8.2 FCC Consents; Governmental Consents. The FCC Consents shall have been issued, and shall, at Closing, be Final Orders and in full force and effect and shall contain no provision that is reasonably likely to have a material adverse effect on Buyer (other than provisions generally applicable to holders of similar FCC licenses, authorizations and permits). All other material authorizations, consents or approvals of any and all Governmental Authorities necessary in connection with the Closing shall have been obtained and be in full force and effect.

8.3 [Intentionally Omitted.]

8.4 Required Consents. All Consents set forth on Schedule 8.4 (collectively, the “Required Consents”) shall have been obtained.

8.5 Absence of Proceedings. No injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction shall be in effect enjoining or preventing consummation of the transactions contemplated by this Agreement, and no action or proceeding by or before any Governmental Authority (other than an action or proceeding instituted or threatened by or on behalf of Buyer) shall have been instituted or threatened (and not subsequently dismissed, settled or otherwise terminated) that is reasonably likely to (i) restrain, prohibit or invalidate the transactions contemplated by this Agreement or (ii) have a Material Adverse Effect.

8.6 Deliveries at Closing. The Piedmont Companies shall have made or shall stand willing to make all deliveries required under Section 10.2.

8.7 No Material Adverse Effect. No Material Adverse Effect shall have occurred and be continuing; provided, however, that for purposes of this Closing condition, a reduction in broadcast cash flow (and the components thereof, including revenue and expenses) resulting from the normal operation of the Station shall not, in and of itself, be considered a Material Adverse Effect.

8.8 Absence of Liens; Payoff Letters. On the Closing Date and simultaneously with the Closing, there shall not be any Liens on the Assets except for the Permitted Liens and Liens to be removed at Closing. Sellers shall deliver to Buyer copies of any payoff letters for all existing indebtedness of Sellers that will not be included in the Assumed Liabilities, including the Financing Leases.

If any of the conditions set forth in this Article 8 have not been satisfied prior to or at the Closing, then Buyer in its sole discretion may waive any such condition (to the extent not prohibited by applicable law) and nevertheless elect to proceed with the consummation of the transactions contemplated hereby. Buyer may not rely on the failure of any condition set forth in this Article 8 if such failure was caused by Buyer’s failure to comply with any term or provision of this Agreement.

ARTICLE 9: CONDITIONS PRECEDENT OF PIEDMONT COMPANIES

The obligation of the Piedmont Companies to consummate the transactions to be performed by them at the Closing is subject to the satisfaction of each of the following conditions prior to or at the Closing Date:

9.1 Representations, Warranties and Covenants.

(a) All representations and warranties of Buyer made in this Agreement shall be true and correct on and as of the Closing Date as if made on and as of that date and as though the Closing Date were substituted for the date of this Agreement, except (i) to the extent that any such representations and warranties were made as of a specified date, and as to such representations and warranties the same shall continue on the Closing Date to have been true and correct as of the specified date, and (ii) where the breach of any such representations or warranties does not, either individually or in the aggregate, have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby (provided, that for purposes of application of this clause (ii) all materiality qualifications within any or all such representations and warranties shall be disregarded and deemed omitted).

(b) Buyer shall have performed and complied in all respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date, except where such non-compliance does not, either individually or in the aggregate, have a material adverse affect on Buyer’s ability to consummate the transactions contemplated hereby (provided that all materiality qualifications within any or all such covenants and agreements shall be disregarded and deemed omitted).

9.2 FCC Consents; Governmental Consents. The FCC Consents shall have been granted and shall be a Final Order, except as set forth in Section 10.1. All other material authorizations, consents or approvals of any and all Governmental Authorities necessary in connection with the Closing shall have been obtained and be in full force and effect.

9.3 [Intentionally Omitted.]

9.4 SpectraSite Agreements. All Required Consents with respect to the SpectraSite Agreements shall have been obtained, and the Piedmont Companies and their Affiliates shall be released from all post-closing obligations and liabilities in respect thereof.

9.5 Absence of Proceedings. No injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction shall be in effect enjoining or preventing consummation of the transactions contemplated by this Agreement, and no action or proceeding by or before any Governmental Authority (other than an action or proceeding instituted or threatened by Sellers) shall have been instituted or threatened (and not subsequently dismissed, settled or otherwise terminated) that is reasonably likely to (i) restrain, prohibit or invalidate the transactions contemplated by this Agreement or (ii) have a Material Adverse Effect.

9.6 Deliveries at Closing. Buyer shall have made or stand willing to make all deliveries required under Section 10.3.

If any of the conditions set forth in this Article 9 have not been satisfied prior to or at the Closing, then Sellers may waive any of such conditions (to the extent not prohibited by applicable law) and nevertheless elect to proceed with the consummation of the transactions contemplated hereby. Sellers may not rely on the failure of any condition set forth in this Article 9 if such failure was caused by Sellers’ failure to comply with any term or provision of this Agreement.

ARTICLE 10: CLOSING AND CLOSING DELIVERIES

10.1 Closing. The Closing shall occur on (i) the tenth (10th) Business Day following the date the FCC Consents shall have become a Final Order, or (ii) if later, the first (1st) Business Day following the satisfaction or waiver of the conditions precedent set forth in Article 8 and Article 9, but in any event no later than the Termination Date, and shall be held at the offices of Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina at 9:00 a.m. local time, or at such other time and place as Sellers and Buyer may mutually agree. Notwithstanding the actual time the deliveries of the parties hereto are made on the Closing Date, the parties hereto agree that the Closing shall be effective and deemed for all purposes to have occurred as of 12:01 a.m., local Station time, on the Closing Date.

10.2 Deliveries by Sellers. At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer the following:

(a) Duly executed assignments and other instruments of conveyance and transfer, in form and substance reasonably satisfactory to counsel to Buyer, effecting the sale, transfer, assignment and conveyance of the Assets to Buyer, including the following:

(i) Assignment and Assumption of Contracts in substantially the form attached hereto as Exhibit B and, in addition, with respect to the Monroe Agreements, an instrument of assignment and assumption complying with the terms thereof;

(ii) Assignment and Assumption of Leases in substantially the form attached hereto as Exhibit C;

(iii) Assignment and Acceptance of the Station Licenses in substantially the form attached hereto as Exhibit D;

(iv) Assignment and Assumption of Intangibles in substantially the form attached hereto as Exhibit E;

(v) Assumption Agreement in substantially the form attached hereto as Exhibit F; and

(vi) Bill of Sale in substantially the form attached hereto as Exhibit G;

(b) The Indemnity Escrow Agreement;

(c) A certificate, dated as of the Closing Date, executed by an executive officer of Sellers, certifying to the fulfillment of the conditions set forth in Section 8.1;

(d) A certificate, dated as of the Closing Date, executed by the secretary, or any assistant secretary, of Sellers, certifying that (i) the certificates of formation and limited liability company agreements of Sellers attached thereto are true, correct and complete and in full force and effect and (ii) the resolutions, as attached to such certificate, were duly adopted by the boards (if applicable) and members (if required) of Sellers, authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated hereby and that such resolutions remain in full force and effect;

(e) Certificates of incumbency for the officers of Sellers duly authorized to execute and deliver this Agreement and the agreements, instruments, certificates and documents contemplated hereby;

(f) Copies of all instruments evidencing the Required Consents received by Sellers and other Consents received by Sellers;

(g) Any mortgage discharges or releases of Liens (including Financing Liens) that are necessary in order for the Assets to be free and clear of all Liens, other than the Permitted Liens, or, in lieu thereof with respect to Sellers’ senior lenders, a payoff letter in form and substance reasonably satisfactory to Buyer’s counsel;

(h) Copies of Sellers’ certificates of formation issued by the Secretary of State of the State of Delaware, dated not more than thirty (30) days before the Closing Date, and certificates issued by the appropriate Governmental Authorities as to the qualification of Sellers to do business as foreign limited liability companies in all jurisdictions where Sellers have so qualified;

(i) Standard, customary documentation (including certain affidavits of Sellers) that may be reasonably requested of Sellers by Buyer’s counsel in connection with Buyer obtaining title insurance policies relating to the Real Property; and

(j) Such other documents as may reasonably be requested by Buyer or its counsel in order to effect the closing of transactions contemplated by this Agreement.

10.3 Deliveries by Buyer. At the Closing, Buyer shall deliver to Sellers the following:

(a) An amount equal to difference of: (i) the Base Purchase Price plus the amount of Estimated Net Working Capital calculated pursuant to Section 2.6(a); minus (ii) the Escrow Amount; minus (iii) the Indemnity Escrow Deposit;

(b) Executed instructions to the Escrow Agent, in form and substance reasonably satisfactory to Sellers and Escrow Agent, to release and immediately pay the Escrow Amount to Sellers;

(c) Appropriate assumption and acceptance agreements, in form and substance reasonably satisfactory to Sellers’ counsel, pursuant to which Buyer shall assume and undertake to perform the Assumed Liabilities, including the following:

(i) Assignment and Assumption of Contracts in substantially the form attached hereto as Exhibit B, and, in addition, with respect to the Monroe Agreements, an instrument of assignment and assumption complying with the terms thereof;

(ii) Assignment and Assumption of Leases in substantially the form attached hereto as Exhibit C;

(iii) Assignment and Acceptance of the Station Licenses in substantially the form attached hereto as Exhibit D;

(iv) Assignment and Assumption of Intangibles in substantially the form attached hereto as Exhibit E;

(v) Assumption Agreement in substantially the form attached hereto as Exhibit F; and

(vi) Bill of Sale in substantially the form attached hereto as Exhibit G;

(d) The Indemnity Escrow Agreement (and the Indemnity Escrow Deposit shall be delivered to the Escrow Agent);

(e) A certificate, dated as of the Closing Date, executed by an executive officer of Buyer, certifying to the fulfillment of the conditions set forth in Section 9.1;

(f) A certificate, dated as of the Closing Date, executed by the secretary, or any assistant secretary, of Buyer, certifying that (i) the certificate of formation and bylaws or limited liability company operating agreement of Buyer attached thereto are true, correct and complete and in full force and effect and (ii) the resolutions, as attached to such certificate, were duly adopted by the Board of Directors and members and managers, as applicable, of Buyer, authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated hereby and that such resolutions remain in full force and effect;

(g) Certificates of incumbency for the officers of Buyer duly authorized to execute and deliver this Agreement and the agreements, instruments, certificates and documents contemplated hereby;

(h) A copy of Buyer’s certificate or articles of incorporation, organization or formation issued by the Secretary of State of the State of Delaware, dated not more than thirty (30) days before the Closing Date and certificates issued by the appropriate Governmental Authorities as to the qualification of Buyer to do business as a foreign limited liability company in each jurisdiction where such qualification is necessary for Buyer to own the Assets and operate the businesses of the Station; and

(i) Such other documents as may reasonably be requested by Sellers or their counsel in order to effect the closing of transactions contemplated by this Agreement.

ARTICLE 11: SURVIVAL; INDEMNIFICATION

11.1 Survival. All of the representations and warranties of the parties hereto contained in the Agreement, and any claims related to the performance of any covenant or agreement of the parties contained in this Agreement prior to or at the Closing (“Pre-Closing Covenants”), shall survive the Closing and continue in full force and effect for a period of one (1) year after the Closing Date (after which such representations, warranties and claims for Pre-Closing Covenants will terminate and be of no further force or effect unless notice of a claim is given by a Claimant to the Indemnifying Party prior to expiration, which claims shall survive until resolved), except that (i) the representations and warranties set forth in Section 4.17 (Environmental Compliance) shall survive the Closing for a period of three (3) years (after which time such representations and warranties and covenants will terminate and be of no further force or effect unless notice of a claim is given by a Claimant to the Indemnifying Party prior to expiration, which claims shall survive until resolved), and (ii) the representations and warranties set forth in Section 4.12 (Taxes) shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations (after which time such representations and warranties will terminate and be of no further force or effect unless notice of a claim is given by a Claimant to the Indemnifying Party prior to expiration, which claims shall survive until resolved) and (iii) the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3 (a) and (g), Section 4.4(a), Section 4.18, Section 5.1, Section 5.2, Section 5.3(a) and Section 5.6 shall survive the closing indefinitely. The covenants and agreements of the parties set forth in this Agreement to be performed after the Closing shall survive the Closing until fully performed and discharged. The applicable period of such survival set forth in this Section subsequent to Closing is referred to as the “Survival Period.” Any claims as to a breach or default of a representation, warranty, covenant or agreement (including a Pre-Closing Covenant) under Section 11.2 or Section 11.3 must be asserted in writing with reasonable particularity by the party making such claim within the applicable Survival Period.

11.2 Indemnification by the Piedmont Companies.

(a) After the Closing occurs and subject to the survival provisions set forth in Section 11.1, the other limitations set forth in this Article 11 and the other terms and provisions of this Agreement, the Piedmont Companies, jointly and severally, agree to defend, indemnify and hold harmless Buyer and its officers, directors, stockholders, agents, Affiliates, representatives and employees (and each of the heirs, representatives, successors and assigns of the foregoing) (collectively, “Buyer Indemnified Parties”) from, against, and in respect of all Losses resulting from:

(i) Any inaccuracy in or breach of the representations and warranties made by the Piedmont Companies in or pursuant to this Agreement or the Schedules or any instruments, certificate or document furnished by the Piedmont Companies to Buyer under this Agreement;

(ii) Any failure by the Piedmont Companies to perform any covenant or agreement set forth herein or in any certificate, document or instrument prepared, executed and delivered by the Piedmont Companies to Buyer under this Agreement; and

(iii) Any failure by Sellers to carry out, perform or otherwise fulfill any of the Retained Liabilities.

(b) Anything to the contrary in this Agreement notwithstanding, the Piedmont Companies’ obligation to indemnify Buyer Indemnified Parties pursuant to Section 11.2(a) shall be subject to all of the following limitations:

(i) The Piedmont Companies shall not be required to indemnify or hold Buyer Indemnified Parties harmless under Section 11.2(a) until the aggregate amount of Losses for which the Piedmont Companies are liable under Section 11.2(a) exceed an aggregate deductible of Fifty-Eight Thousand Two Hundred and Sixty Dollars ($58,260) and then only with respect to the amount of such Losses in excess of such amount;

(ii) Buyer Indemnified Parties shall be entitled to indemnification only for those Losses arising with respect to any claim as to which Buyer has given the Piedmont Companies written notice within the applicable Survival Period;

(iii) Except for any claims involving any inaccuracy in or breach of any representations and warranties of the Piedmont Companies set forth in Section 4.2 (Authorization; Enforceability) and Section 4.4(a) (Tangible Personal Property), if the liability of the Piedmont Companies for claims asserted pursuant to Section 11.2(a) of this Agreement exceeds an aggregate amount equal to Eight Hundred Seventy-Three Thousand Nine Hundred and Five Dollars ($873,905), then the Piedmont Companies shall have no further liability or obligation to indemnify or hold harmless the Buyer Indemnified Parties under Section 11.2(a) of this Agreement, and except as set forth above, Buyer Indemnified Parties waive and release and shall have no recourse against the Piedmont Companies in excess of such amount in connection with any claim asserted pursuant to Section 11.2(a) of this Agreement; and

(iv) No Related Party of the Piedmont Companies (other than another Piedmont Company) shall have (A) any personal liability to Buyer Indemnified Parties as a result of the breach or default of any representation, warranty, covenant or agreement of the Piedmont Companies contained herein or otherwise arising out of or in connection with the transactions contemplated hereby or thereby or the operations of the Station or the Business or (B) any personal obligation to indemnify the Buyer Indemnified Parties for any of the Buyer Indemnified Parties’ claims pursuant to Section 11.2(a), and the Buyer Indemnified

Parties waive and release and shall have no recourse against any of such Related Parties as a result of the breach or default of any representation, warranty, covenant or agreement of the Piedmont Companies contained herein or otherwise arising out of or in connection with the transactions contemplated hereby or the operations of the Station or the Business.

11.3 Indemnification by Buyer.

(a) After the Closing occurs and subject to the survival provisions set forth in Section 11.1, the other limitations set forth in this Article 11 and the other terms and provisions of this Agreement, Buyer agrees to defend, indemnify and hold harmless the Piedmont Companies and their respective directors, officers, members, managers, agents, Affiliates, representatives and employees (and each of the heirs, representatives, successors and assigns of the foregoing) (collectively, the “Seller Indemnified Parties”) from, against, and in respect of all Losses resulting from:

(i) Any inaccuracy in or breach of the representations and warranties made by Buyer in or pursuant to this Agreement, the Schedules or in any certificate, document or instrument furnished by Buyer to the Piedmont Companies under this Agreement;

(ii) Any failure by Buyer to perform any covenant or agreement set forth herein or in any certificate, document or instrument furnished by Buyer to the Piedmont Companies under this Agreement; and

(iii) Any failure by Buyer to carry out, perform or otherwise fulfill any of the Assumed Liabilities.

(b) Anything to the contrary in this Agreement notwithstanding, Buyer’s obligation to indemnify the Seller Indemnified Parties pursuant to Section 11.3(a) shall be subject to all of the following limitations:

(i) Buyer shall not be required to indemnify or hold the Seller Indemnified Parties harmless under Section 11.3(a) until the aggregate amount of Losses for which Buyer is liable under Section 11.3(a) exceed an aggregate deductible of Fifty-Eight Thousand Two Hundred and Sixty Dollars ($58,260) and then only with respect to the amount of such Losses in excess of such amount;

(ii) The Seller Indemnified Parties shall be entitled to indemnification only for those Losses arising with respect to any claim as to which the Seller Indemnified Parties have given Buyer written notice within the applicable Survival Period;

(iii) Except for any claims involving any inaccuracy in or breach of any representations and warranties of Buyer set forth in Section 5.2 (Authorization; Enforceability), if the liability of Buyer for claims asserted pursuant to Section 11.3(a) of this Agreement exceeds an aggregate amount equal to Eight Hundred Seventy-Three Thousand Nine Hundred and Five Dollars ($873,905), then Buyer shall have no further liability or obligation to indemnify or hold harmless the Seller Indemnified Parties under Section 11.3(a) of this Agreement, and except as set forth above, the Seller Indemnified Parties waive and release and shall have no recourse against Buyer in excess of such amount in connection with any claim asserted pursuant to Section 11.3(a) of this Agreement; and

(iv) No Related Party of Buyer shall have (A) any personal liability to the Seller Indemnified Parties as a result of the breach or default of any representation, warranty, covenant or agreement of Buyer contained herein or otherwise arising out of or in connection with the transactions contemplated hereby or thereby or the operations of the Station or the Business or (B) any personal obligation to indemnify the Seller Indemnified Parties for any of the Seller Indemnified Parties’ claims pursuant to Section 11.3(a), and the Seller Indemnified Parties waive and release and shall have no recourse against any of such Related Parties as a result of the breach or default of any representation, warranty, covenant or agreement of Buyer contained herein or otherwise arising out of or in connection with the transactions contemplated hereby or thereby or the operations of the Station or the Business.

11.4 Indemnification Procedures. The procedures for indemnification under this Agreement shall be as follows:

(a) The Buyer Indemnified Parties or the Seller Indemnified Parties claiming indemnification (the “Claimant”) shall promptly give notice to the party from which indemnification is claimed (the “Indemnifying Party”) of any claim, specifying in reasonable detail the factual basis for the claim, the amount thereof, estimated in good faith, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such indemnification claim shall have occurred. If the claim relates to an action, suit or proceeding filed by another Person against the Claimant, then such notice shall be given by the Claimant within ten (10) Business Days after written notice of such action, suit or proceeding was given to the Claimant and shall include true and complete copies of all suit, service and claim documents, all other relevant documents in the possession of the Claimant, and an explanation of the Claimant’s contentions and defenses with as much specificity and particularity as the circumstances permit; provided, however, that the failure or delay of the Claimant to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 11 unless (and then solely to the extent that) the Indemnifying Party is materially prejudiced thereby.

(b) With respect to claims solely between the parties, following receipt of notice from the Claimant of a claim, the Indemnifying Party shall have forty-five (45) days to make such investigation of the claim as the Indemnifying Party reasonably deems necessary or desirable, and the Claimant agrees to make available to the Indemnifying Party and its authorized representatives the information relied upon by the Claimant to substantiate the claim. If the Claimant and the Indemnifying Party agree at or prior to the expiration of such forty-five (45)-day period to the validity and amount of such claim, then the Indemnifying Party shall promptly pay to the Claimant the full amount of the claim, subject to the terms and limitations hereof. If the Claimant and the Indemnifying Party do not agree within such forty-five (45)-day period, then the Claimant may seek appropriate remedy at law or in equity, as applicable, subject to the terms and limitations hereof.

(c) With respect to any claim by any other Person against the Claimant (a “Third Party Claim”), the Indemnifying Party shall have the right at its own expense, to participate in or assume control of the defense of such claim, and the Claimant shall cooperate fully with the Indemnifying Party. If the Indemnifying Party elects to assume control of the defense of any Third Party Claim, then (i) the Claimant shall have the right to participate in the defense of such claim at its own expense and shall not settle or compromise the Third Party Claim and (ii) the Indemnifying Party shall have the power and authority to settle or consent to the entry of judgment in respect of the Third Party Claim without the consent of the Claimant if the judgment or settlement results only in the payment by the Indemnifying Party of the full amount of money damages and includes a release of the Claimant from any and all liability thereunder, and, in all other events, the Indemnifying Party shall not consent to the entry of judgment or enter into any settlement in respect of a Third Party Claim without the prior written consent of the Claimant, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any Third Party Claim, then the Claimant may defend through counsel of its own choosing and in such manner as it reasonably deems appropriate but the Claimant may only settle such Third Party Claim with the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. The Claimant shall make available to the Indemnifying Party or its representatives all records and other materials in the Claimant’s possession reasonably required by them for their use in contesting or defending any Third Party Claim.

(d) Subject to the limitations set forth herein and without expanding the total liability of Buyer or the Piedmont Companies hereunder, the indemnification rights provided in Section 11.2 and Section 11.3 shall extend to the Related Parties of any Claimant although for the purpose of the procedures set forth in this Section 11.4, any indemnification claims by such Related Parties shall be made by and through the Claimant.

11.5 Adjustment to Indemnification Payments. Any payment made by an Indemnifying Party to the Claimant pursuant to Section 11.2 or Section 11.3 shall be reduced by an amount equal to any insurance payments with respect to such claim actually received by the Claimant. The parties shall be obligated to prosecute, or to cause their appropriate Affiliate to prosecute, diligently and in good faith any claim for Losses with any applicable insurer. In any case where a Claimant or any of its Affiliates recovers from third parties any payments in respect of a matter with respect to which an Indemnifying Party has indemnified and paid to it pursuant to Section 11.2 or Section 11.3, such Claimant shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses reasonably incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifying Party to or on behalf of the Claimant in respect of such matter and (ii) any reasonable amount expended by the Indemnifying Party and its Affiliates in pursuing or defending any claim arising out of such matter.

11.6 Indemnity Escrow. Immediately upon the consummation of the Closing, and pursuant to the terms of the Indemnity Escrow Agreement, the Indemnity Escrow Deposit will be deposited with the Indemnity Escrow Agent to be held as collateral security for the Piedmont Companies’ obligations to indemnify the Buyer Indemnified Parties under this Article 11.

11.7 Additional Indemnification Limitations; Exclusive Remedy.

(a) No Claimant shall be entitled to recover from an Indemnifying Party for any Losses as to which indemnification is provided under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorney fees suffered by such party; and the Buyer Indemnified Parties and the Seller Indemnified Parties waive any right to recover punitive, special, indirect, exemplary and consequential damages arising in connection with or with respect to Losses under the indemnification provisions of this Agreement.

(b) Anything to the contrary in this Agreement notwithstanding, after the Closing, the sole and exclusive remedy for the Buyer Indemnified Parties for any claim or Loss (whether such claim or Loss in respect thereof is framed in tort, contract or otherwise) arising out of a breach or default of any representation, warranty, covenant or other agreement of the Piedmont Companies under or pursuant to this Agreement or otherwise arising out of or in connection with the transactions contemplated by this Agreement or the operations of the Station or the Business shall be a claim for indemnification pursuant to this Article 11.

ARTICLE 12: TERMINATION

12.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of Sellers and Buyer;

(b) by Buyer, if the Piedmont Companies are in material breach or default of their representations, warranties, covenants or obligations under this Agreement, including Sellers’ obligation to consummate the Closing in accordance with Section 10.1, and either (i) such breach or default on the part of the Piedmont Companies shall not have been cured or waived within thirty (30) days after written notice thereof from Buyer to the Piedmont Companies (or such longer period of time as may be reasonable under the circumstances); or (ii) the Piedmont Companies shall not have provided reasonable assurance to Buyer that such breach or default on the part of the Piedmont Companies shall be cured on or before the Closing Date; but only if such breach or default on the part of the Piedmont Companies, singly or together with all other such breaches or defaults on the part of the Piedmont Companies, constitutes a failure of a condition set forth in Section 8.1 as of the date of such termination, provided that the Piedmont Companies shall have no right to any such cure period with respect to any breach or default of the Piedmont Companies’ obligations to execute and deliver the agreements, certificates, instruments and documents set forth in Section 10.2;

(c) by Sellers, if Buyer is in material breach or default of its representations, warranties, covenants or obligations under this Agreement, including Buyer’s obligation to consummate the Closing in accordance with Section 10.1, and either (i) such breach or default on the part of Buyer shall not have been cured or waived within thirty (30) days after notice thereof from Sellers to Buyer (or such longer period of time as may be reasonable under the circumstances); or (ii) Buyer shall not have provided reasonable assurance to Sellers that such breach or default on the part of Buyer shall be cured on or before the Closing Date; but only if such breach or default on the part of Buyer, singly or together with all other such breaches or defaults on the part of Buyer, constitutes a failure of a condition set forth in Section 9.1 as of the date of such termination, provided that Buyer shall have no right to any such cure period with respect to any breach or default of Buyer’s obligations to pay the Purchase Price in full and execute and deliver the agreements, certificates, instruments and documents set forth in Section 10.3;

(d) by either Buyer or Sellers, if the Closing hereunder has not taken place on or before the Termination Date; provided, however, that if on the Termination Date, the Closing has not occurred solely because any required notice period for Closing under this Agreement has not lapsed, then such date shall be extended until the lapse of such period; or

(e) by Buyer pursuant to Section 7.5.

Notwithstanding the foregoing, no party may effect a termination of this Agreement if such party is in material breach or default of its representations, warranties, covenants or obligations under this Agreement.

12.2 Procedure and Effect of Termination.

(a) If this Agreement is terminated by either or both of Buyer or Sellers pursuant to Section 12.1, prompt written notice thereof shall forthwith be given to the other party and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto, but subject to and without limiting any of the rights of the parties set forth in this Agreement if a party is in default or breach of its representations, warranties, covenants or obligations under this Agreement. If this Agreement is terminated as provided herein:

(i) Except as set forth in Section 12.2(b) below, none of the parties hereto nor any of their respective partners, directors, officers, managers, members, shareholders, owners, employers, agents, representatives or Affiliates (each, a “Related Party”) shall have any liability or further obligation to the other party (other than to the extent of joint and several liability among the Piedmont Companies as expressly set forth in this Agreement) or any of their respective Related Parties pursuant to this Agreement with respect to which termination has occurred, except for the obligations of Sellers and Buyer (but not including Sellers’ or Buyer’s Related Parties) as stated in Sections 4.18 (Sellers’ Broker), 5.6 (Buyer’s Broker), 7.3 (Confidentiality), 7.7 (Non-Solicitation), and 13.2 (Governmental Filing Fees), 13.3 (Expenses), Article 14 (Miscellaneous) and this Article 12; and

(ii) All filings, applications and other submissions relating to the transactions contemplated hereby as to which termination has occurred shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made.

(b) (i) If this Agreement is terminated: (A) by Sellers pursuant to Section 12.1(c); or (B) by Sellers pursuant to Section 12.1(d), provided that, with respect to this clause (B), only if Buyer is in material breach or default of its representations, warranties, covenants or obligations under this Agreement, then Sellers shall have the right to receive, and shall be paid, the Escrow Amount as liquidated damages, and such liquidated damages shall be the Piedmont Companies’ sole and exclusive remedy and shall be in lieu of any other remedies at law or in equity to which the Piedmont Companies might otherwise be entitled. Buyer and the Piedmont Companies each acknowledges and agrees that such liquidated damages amount is reasonable in light of the anticipated harm which would be caused by Buyer’s breach of or default under this Agreement, the difficulty of proof of loss, the inconvenience and infeasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder. The parties agree that the liquidated damages provided in this Section are intended to limit the claims that the Piedmont Companies may have against Buyer;

(ii) If this Agreement is terminated: (A) by Buyer pursuant to Section 12.1(b); or (B) by Buyer pursuant to Section 12.1(d), provided that, with respect to this clause (B), only if the Piedmont Companies are in material breach or default of their representations, warranties, covenants or obligations under this Agreement, then the Escrow Amount shall be returned to Buyer without limitation of any other remedies available to Buyer;

(iii) If this Agreement is terminated: (A) pursuant to Section 12.1(a); (B) by either party pursuant to Section 12.1(d), provided that, with respect to this clause (B), only if neither Buyer nor the Piedmont Companies are in material default or breach of its or their respective representations, warranties, covenants or obligations under this Agreement; or (C) by Buyer pursuant to Section 12.1(e), then the Escrow Amount shall be returned to Buyer, and neither Buyer nor the Piedmont Companies shall have any recourse against the other, including any right to pursue any legal or equitable remedy for breach of contract or otherwise (except for the terms and provisions of this Agreement that survive such termination);

(iv) Without limiting the generality of the foregoing, or any applicable law, neither Buyer, on the one hand, nor Sellers, on the other hand, may rely on the failure of any condition precedent set forth in Article 8 or Article 9 to be satisfied as a ground for termination of this Agreement by such party if such failure was caused by such party’s failure to act in good faith, or a breach of or failure to perform any of its representations, warranties, covenants or obligations in accordance with the terms of this Agreement;

(v) Notwithstanding any termination of this Agreement pursuant to Section 12.1, the obligations of the parties described in Sections 4.18 (Sellers’ Broker), 5.6 (Buyer’s Broker), 7.3 (Confidentiality), 7.7 (Non-Solicitation), 13.2 (Governmental Filing Fees), and 13.3 (Expenses), Article 14 (Miscellaneous) and this Article 12 will survive any such termination. Notwithstanding any termination of this Agreement pursuant to Section 12.1 and subject to the limitations set forth in Section 12.2(b)(i), no such termination of this Agreement will relieve any party from liability for any misrepresentation or breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination; and

(vi) Each party agrees to take such action as is necessary or desirable to effectuate the payment of the Escrow Amount as set forth in this Section 12.2, including promptly providing to the Escrow Agent written instructions related to the payment thereof in the manner set forth in the Escrow Agreement.

12.3 Attorneys’ Fees. In the event of a breach or default by either party that results in a claim for indemnification under this Agreement, lawsuit or other proceeding for any remedy available under this Agreement, the prevailing party shall be entitled to reimbursement from the other party of its reasonable legal fees and expenses (whether incurred in investigation, settlement, arbitration, at trial or on appeal).

12.4 Specific Performance. The parties recognize and agree that Buyer has relied on this Agreement and expended considerable effort and resources related to the transactions contemplated hereunder, that the right and benefits conferred upon Buyer herein are unique, and that damages may not be adequate to compensate Buyer in the event Sellers improperly refuse to consummate the transactions contemplated hereunder. The parties therefore agree that Buyer shall be entitled, at its option and in lieu of terminating this Agreement pursuant to Section 12.1, to have this Agreement specifically enforced by a court of competent jurisdiction; provided, however, that Buyer may not specifically enforce this Agreement if it has previously terminated this Agreement.

ARTICLE 13: TRANSFER TAXES; FEES AND EXPENSES

13.1 Transfer and Other Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees, including penalties and interest, if any, but exclusive of any income

Taxes, incurred in connection with the transfer of the Assets to Buyer as contemplated herein (collectively, “Transfer Taxes”) shall be borne and paid equally by Buyer, on the one hand, and Sellers, on the other hand. Each party agrees to cooperate with such other parties in the timely completion, execution and filing of any documentation required by any local or state Governmental Authority in connection with the Transfer Taxes.

13.2 Governmental Filing Fees. All FCC filing fees incurred pursuant to Section 3.1 shall be borne and paid equally by Buyer, on the one hand, and Sellers, on the other hand. Any filing or grant fees imposed by any Governmental Authority (other than the FCC) shall be borne and paid entirely by Buyer.

13.3 Expenses. Except as otherwise provided in this Agreement, each party shall pay its own costs and expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement, including all fees and expenses of counsel, accountants, agents and representatives.

ARTICLE 14: MISCELLANEOUS

14.1 Entire Agreement; Amendment. This Agreement, the Annexes, the Schedules and Exhibits hereto, and all documents and certificates executed and delivered pursuant to this Agreement in connection with the Closing under Article 10, collectively constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether oral or written, and there are no warranties, representations or other covenants or agreements between or among the parties in connection with the subject matter hereof, except as specifically set forth herein. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

14.2 Waivers; Consents. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition set forth in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any of the conditions to Closing set forth in this Agreement may be waived at any time prior to or at the Closing hereunder by the party entitled to the benefit thereof. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 14.2.

14.3 Benefit; Assignment. This Agreement shall be binding upon and inure to the benefit of Buyer and Sellers and their respective successors and permitted assigns. No party to this Agreement may, directly or indirectly, by merger, operation of law, or otherwise, assign either this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other party; provided, however, that Buyer may, without Sellers’ consent, upon prior written notice to Sellers (i) assign this Agreement to any FCC qualified Affiliate of Buyer so long as such assignment does not delay the filing of the Assignment Application and the receipt of the FCC

Consents and provided that Buyer is not released from its obligations under this Agreement or (ii) upon the consummation of the Closing, collaterally assign its rights under this Agreement at Closing to any of Buyer’s financing sources. No assignment under this Agreement shall act as a novation and the assigning party shall not be released from, and shall remain fully liable for, all of its obligations and liabilities under this Agreement. Any assignment in violation of this Agreement shall be null and void ab initio.

14.4 Notices. All communications, notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be (i) in writing, (ii) sent by confirmed facsimile (with receipt personally confirmed by telephone), delivered by personal delivery or sent by commercial delivery service or certified mail, return receipt requested, (iii) deemed to have been given on the date sent by facsimile if sent on a Business Day before 5:00 p.m. local time of the recipient, and if not then on the next Business Day immediately following, with receipt confirmed, on the date of personal delivery or the date set forth in the records of the delivery service or on the return receipt, and (iv) addressed as follows, unless and until either of such parties notifies the other in accordance with this Section 14.4 of a change of address or change of facsimile number:

(a)	If to Sellers or any of the other Piedmont Companies:

Piedmont Television Holdings LLC

7621 Little Avenue

Charlotte, North Carolina 28226

Attention: Paul Brissette

Telephone No.: (704) 341-0945

Facsimile No.: (704) 341-0944

With a required copy to:

Wyrick Robbins Yates & Ponton LLP

The Summit

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Attention: Carolyn W. Minshall, Esq.

Telephone No.: (919) 781-4000

Facsimile No.: (919) 781-4865

And to:

Fletcher, Heald & Hildreth, P.L.C.

1300 North 17th Street, 11th Floor

Arlington, Virginia 22209-3801

Attention: Joseph Di Scipio, Esq.

Telephone No.: (703) 812-0432

Facsimile No.: (703) 812-0486

(b)	If to Buyer:

Mission Broadcasting, Inc.

7650 Chippewa Road

Suite 305

Brecksville, Ohio 44141

Attention: Dennis Thatcher

Telephone No.: (440) 526-2227

Facsimile No.: (440) 546-1903

With a required copy to:

Drinker Biddle & Reath LLP

1500 K Street, NW

Suite 1100

Washington, D.C. 20005

Attention: Howard M. Liberman, Esq.

Telephone No.: (202) 842-8800

Facsimile No.: (202) 842-8465

14.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same instrument. This Agreement may be executed and delivered in counterpart signature pages executed and delivered via e-mail or facsimile transmission, and any such counterpart executed and delivered via e-mail or facsimile transmission shall be deemed an original for all intents and purposes.

14.6 Headings. The Table of Contents and Article, Section and other headings set forth in this Agreement, the Annexes, Schedules or Exhibits hereto are inserted or used for convenience of reference only and shall not control or affect the meaning or construction of the provisions of this Agreement.

14.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

14.8 No Reliance. Except as expressly set forth in this Agreement (including Section 14.3), (i) no Person other than the parties hereto, the Buyer Indemnified Parties and the Seller Indemnified Parties is entitled to rely on any of the representations, warranties, covenants, agreements, rights or remedies of Buyer or the Piedmont Companies under or by virtue of this Agreement and (ii) Buyer and the Piedmont Companies assume no liability to any such Person because of any reliance on the representations, warranties, agreements, rights or remedies of Buyer or the Piedmont Companies under or by virtue of this Agreement.

14.9 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and performed in that State without giving effect to any choice or conflict of law principle, provision or rule (whether the State of Delaware or any other jurisdiction), including all matters of construction, interpretation, validity and performance.

14.10 Consent to Jurisdiction and Service of Process. EACH PARTY HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN THE STATE OF DELAWARE SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE PARTIES PERTAINING TO THIS AGREEMENT OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH PARTY HEREBY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH PARTY HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH PARTY AT THE ADDRESS SET FORTH IN SECTION 14.4 OF THIS AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH PARTY’S ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE UNITED STATES MAILS, PROPER POSTAGE PREPAID.

14.11 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

14.12 Saturdays, Sundays and Legal Holidays. If the time period by which any acts or payments required hereunder must be performed or paid expires on a Saturday, Sunday or legal holiday, then such time period shall be automatically extended to the close of business on the next regularly scheduled Business Day.

14.13 Incorporation of Annexes, Exhibits and Schedules.

(a) The Schedules, Exhibits, Annexes and other agreements specifically referred to in and delivered pursuant to, this Agreement are an integral part of it. Any disclosure that is made in any of the Schedules delivered pursuant to this Agreement shall be deemed responsive to any other applicable disclosure obligation hereunder.

(b) The following are the Annexes, Exhibits and Schedules annexed hereto and incorporated by reference and deemed to be part of this Agreement:

(i) Annexes:

Annex A	—	Definitions

(ii) Exhibits:

Exhibit A	—	Escrow Agreement
Exhibit B	—	Assignment and Assumption of Contracts
Exhibit C	—	Assignment and Assumption of Leases
Exhibit D	—	Assignment and Assumption of Station Licenses
Exhibit E	—	Assignment and Assumption of Intangibles
Exhibit F	—	Assumption Agreement
Exhibit G	—	Bill of Sale
Exhibit H	—	Indemnity Escrow Agreement

(iii) Schedules:

Schedule I	—	[Intentionally Omitted]
Schedule II	—	[Intentionally Omitted]
Schedule III	—	Pro Forma Net Working Capital
Schedule IV	—	Other Permitted Existing Liens
Schedule V	—	Tangible Personal Property; Leases
Schedule 2.2(e)	—	Excluded Contracts
Schedule 4.3	—	Conflicting Agreements
Schedule 4.4	—	Tangible Personal Property Exceptions
Schedule 4.5	—	Assumed Contracts
Schedule 4.5(d)	—	Tradeout Agreements
Schedule 4.5(e)	—	Financing Leases
Schedule 4.6	—	Intangibles
Schedule 4.7(b)	—	Real Property Leases
Schedule 4.8(a)	—	Annual Financial Statements
Schedule 4.8(a)	—	Interim Financial Statements
Schedule 4.9	—	Changes Since Most Recent Fiscal Month End
Schedule 4.10	—	Litigation
Schedule 4.12	—	Taxes
Schedule 4.13(a)	—	Station Licenses
Schedule 4.13(b)	—	FCC Proceedings
Schedule 4.14	—	Insurance
Schedule 4.15(a)	—	Employment Agreements
Schedule 4.15(b)	—	Labor Matters
Schedule 4.16	—	Employee Benefit Plans
Schedule 4.17	—	Environmental Matters
Schedule 4.20	—	Digital Channels
Schedule 4.21	—	Retransmission Consent Agreements
Schedule 7.1(e)	—	Cobra Coverage
Schedule 8.4	—	Required Consents

*    *    *    *    *

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK;

THE NEXT TWO PAGES ARE THE SIGNATURE PAGES]

IN WITNESS THEREOF, the parties have executed this Asset Purchase Agreement as of the day and year first above written.

BUYER:

MISSION BROADCASTING, INC.

By:	/s/ David A. Smith
Its:	David A. Smith

PIEDMONT COMPANIES:

PIEDMONT TELEVISION HOLDINGS LLC

By:	/s/ William A. Fielder, III
William A. Fielder, III, Chief Financial Officer

PIEDMONT TELEVISION OF MONROE / EL DORADO LLC

By:	/s/ William A. Fielder, III
William A. Fielder, III, Chief Financial Officer

PIEDMONT TELEVISION COMMUNICATIONS LLC

By:	/s/ William A. Fielder, III
William A. Fielder, III, Chief Financial Officer

PIEDMONT TELEVISION OF MONROE / EL DORADO LICENSE LLC

By:	/s/ William A. Fielder, III
William A. Fielder, III, Chief Financial Officer

S-1

ANNEX A

Defined Terms

Capitalized terms used in the Agreement to which this Annex A is attached shall have (unless the context shall otherwise require) the following respective meanings, and all references to Sections, Exhibits, Schedules or Annexes in the following definitions shall refer to Sections, Exhibits, Schedules or Annexes of or to the Agreement:

“Accounts Receivable” shall mean all accounts receivable, billed and unbilled, with respect to the Business as of the Effective Time, including all rights to receive payments under any notes, bonds and other evidences of indebtedness and all other rights to receive payments with respect to the Business, including the sale of any advertising broadcast by the Station or the provision of production services, prior to the Effective Time; provided, however, that Accounts Receivable shall exclude (i) all Intercompany Accounts and (ii) all insurance proceeds receivables.

“Adjustment Report” shall have the meaning set forth in Section 2.6(c).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Agreement” shall mean this Asset Purchase Agreement, together with the Schedules, the Exhibits and Annexes attached hereto, as the same shall be amended and/or supplemented from time to time in accordance with the terms hereof.

“Annual Financial Statements” shall have the meaning set forth in Section 4.8(a).

“Asset Allocation Schedule” shall have the meaning set forth in Section 2.8.

“Assets” shall have the meaning set forth in Section 2.1.

“Assignment Application” shall mean an application to be filed by Buyer and Sellers with the FCC requesting its consent to the assignment of the Main Station License from Sellers to Buyer.

“Assumed Contracts” shall mean: (i) all contracts, leases and agreements required to be listed on Schedule 4.5, Schedule 4.7(b) and Schedule 4.15(a), including the Programming Contracts, the Assumed Employment Agreements, the Monroe Agreements and the SpectraSite Agreements, and all Contracts of the type described in Sections 4.5, 4.7(b) and 4.15(a) that are not required to be listed thereon pursuant to the exceptions set forth in such Sections; (ii) Contracts entered into with advertisers for the sale of advertising time or production services in the ordinary course of business; (iii) Contracts entered into by Sellers between the date of this Agreement and the Closing Date that Buyer agrees in writing to assume; and (iv) other Contracts entered into by Sellers between the date of this Agreement and the Closing Date in compliance with Section 6.3; provided, however, that Assumed Contracts shall not include Excluded Contracts, Financing Leases and Contracts that expire prior to the Effective Time and are not extended or renewed.

“Assumed Employment Agreements” shall mean, collectively, the Employment Agreements to the extent the respective Employees’ parties thereto become Transferred Employees.

“Assumed Liabilities” shall have the meaning set forth in Section 2.7.

“Base Purchase Price” shall have the meaning set forth in Section 2.4.

“Brissette” shall have the meaning set forth in Section 6.1.

“Business” shall mean, collectively, the businesses and operations of the Station conducted by Sellers, including the broadcasting of television programming, the sale of commercial advertisements and all activities incidental thereto.

“Business Days” shall mean any day excluding Saturdays, Sundays and any day that is a legal holiday under the laws of the United States or is a day on which the Escrow Agent or banking institutions located in New York City, New York are authorized or required by law or other governmental action to close.

“Buyer” shall have the meaning set forth in the introductory paragraph hereof.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 11.2(a).

“Cash Equivalents” shall mean all cash, cash equivalents and cash items of any kind whatsoever, money market instruments, marketable securities, other securities, commercial paper, short-term investments or deposits in banks or other financial institution accounts of any kind, and rights in and to all such accounts.

“Claimant” shall have the meaning set forth in Section 11.4(a).

“Closing” shall have the meaning set forth in Section 10.1.

“Closing Balance Sheet” shall have the meaning set forth in Section 2.6(b).

“Closing Date” shall mean the date on which the Closing occurs, as determined pursuant to Section 10.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Communications Act” shall mean the Communications Act of 1934, as amended and in effect from time to time.

“Consents” shall mean the consents, permits or approvals of Government Authorities and other Persons necessary to transfer the Assets to Buyer or otherwise to consummate the transactions contemplated by this Agreement.

“Contracts” shall mean all contracts, leases, non-governmental licenses and other agreements (including leases for personal or real property and employment agreements), written or oral (including any amendments, supplements, restatements, extensions and other modifications thereto) of Sellers or to which Sellers are parties or that are binding upon Sellers and that relate to or affect the Assets or the Business, and (i) that are in effect on the date of this Agreement or (ii) that are entered into by Sellers between the date of this Agreement and the Closing Date in accordance with the terms and conditions of this Agreement, but excluding for purposes of this subsection (ii) any Contracts that terminate or expire between the date of this Agreement and the Closing Date.

“Control” (including, with correlative meanings, the terms “controlled by,” “controlling” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Deferred Consent” shall have the meaning set forth in Section 2.9.

“Designated Employees” shall have the meaning set forth in Section 7.1(a).

“Digital Channels” shall have the meaning set forth in Section 4.20.

“DTV” shall have the meaning set forth in Section 4.20.

“DTV CPs” shall have the meaning set forth in Section 4.20.

“DTV Facility” shall have the meaning set forth in Section 4.20.

“DTV STA” shall have the meaning set forth in Section 4.20.

“DTV Upgrade” shall mean that the digital license to cover applications for the DTV Facilities either are pending or have been granted by the FCC.

“DOJ” shall have the meaning set forth in Section 3.3(a).

“Effective Time” shall mean 12:01 a.m., local Station time, on the Closing Date.

“Employee Benefit Plans” shall have the meaning set forth in Section 4.16.

“Employees” shall have the meaning set forth in Section 4.15(a).

“Employment Agreements” shall have the meaning set forth in Section 4.15(a).

“Entity” shall mean any Person other than an individual.

“Environment” shall mean surface waters, ground waters, surface water sediment, soil, land, subsurface strata, ambient air and other environmental medium.

“Environmental Laws” shall mean the rules and regulations of the FCC, the Environmental Protection Agency and any other federal, state or local government authority pertaining to human exposure to RF radiation and shall also mean all applicable Laws pertaining to, relating to or in any way arising out of or in connection with (i) the Environment, pollution or protection of the Environment, including natural resources, disposal of Hazardous Materials, the release of Hazardous Materials into the environment, and the discharge or treatment of stormwater or sanitary and industrial wastewater; (ii) public and occupational health and safety, including the exposure of employees or other persons to Hazardous Materials; (iii) the generation, production, manufacture, use, processing, importation, exportation, formulation, labeling, distribution, transportation, handling, storage, treatment, recycling, removal, disposal or introduction into commerce of Hazardous Materials, specifically including petroleum or petroleum-derived products, or (iv) the obtaining and maintaining in force of all Environmental Permits, licenses, registrations or other governmental authorizations.

“Environmental Permits” shall mean any permit, license, certificate, approval, identification number or other authorization required to operate the Business under applicable Environmental Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall mean JPMorgan Chase Bank, N.A.

“Escrow Agreement” shall mean the Escrow Agreement, dated as of the date hereof, by and among Sellers, Buyer and Escrow Agent, in the form attached hereto as Exhibit A.

“Escrow Amount” shall mean the sum of the Escrow Deposit and all interest or earnings accrued thereon.

“Escrow Deposit” shall mean Three Hundred Eighty-Five Thousand Nine Hundred Seventy-Five Dollars ($385,975) that is being deposited by Buyer with the Escrow Agent in immediately available funds within two (2) Business Days following the date of the execution and delivery of this Agreement to secure the obligations of Buyer to close under this Agreement, with such deposit being held by the Escrow Agent in accordance with the Escrow Agreement.

“Estimated Net Working Capital” shall mean, subject to Section 2.5 (with, for this purpose, the date of the Preliminary Balance Sheet deemed substituted for the “Effective Time” set forth in such Section 2.5), the Net Working Capital determined as of the date of the Preliminary Balance Sheet (as though such date were substituted for the Effective Time in the definition of Net Working Capital and all components thereof).

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Excluded Contracts” shall have the meaning set forth in Section 2.2(e).

“Exhibits” shall mean those exhibits referenced in this Agreement, which exhibits are hereby incorporated and made a part hereof.

“FCC” shall mean the Federal Communications Commission.

“FCC Consents” shall mean the actions by the FCC granting the Assignment Application.

“Fielder” shall have the meaning set forth in Section 6.1.

“Final Closing Balance Sheet” shall have the meaning set forth in Section 2.6(e).

“Final Order” shall mean that action shall have been taken by the FCC (including action duly taken by the FCC’s staff, pursuant to delegated authority) which shall not have been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which no timely request for stay, petition for rehearing, appeal or certiorari or sua sponte action of the FCC with comparable effect shall be pending and as to which the time for filing any such petition, appeal, certiorari or for the taking of any such sua sponte action by the FCC shall have expired or otherwise terminated.

“Financing Leases” shall mean any lease which is properly characterized as a capitalized lease obligation in accordance with GAAP.

“FTC” shall have the meaning set forth in Section 3.3(a).

“GAAP” shall mean United States generally accepted accounting principles, as in effect as of the date hereof.

“Governmental Authority” shall mean any government, any governmental entity, department, commission, board, agency or instrumentality and any court, tribunal or judicial or arbitral body, whether federal, state or local.

“Hazardous Material” shall mean any material or substance, whether solid, liquid or gaseous, which is or may be toxic or hazardous, or which could be harmful or otherwise pose a risk to health, safety or the Environment or which alone or in any combination is regulated, prohibited or controlled pursuant to or the subject of any Environmental Law, including any toxic or hazardous substance, liquid or solid waste, pollutant, contaminant, toxic or hazardous waste, chemical, deleterious substance, source of pollution or contamination, petroleum, petroleum-based or derived substance, by-product, breakdown product or waste, crude oil or any fraction thereof, special waste, sludge, natural or synthetic gas, lead-based paint, polychlorinated biphenyls, asbestos, asbestos-containing materials, urea formaldehyde or radioactive material, or terms of similar import, as defined under any applicable Environmental Law, including the laws of the State of Louisiana; and any constituent of the aforementioned.

“Holdings” shall have the meaning set forth in the introductory paragraph hereof.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Notification and Report Form” shall have the meaning set forth in Section 3.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.4(a).

“Indemnity Escrow Agreement” shall mean the Escrow Agreement, to be dated as of the Closing Date, by and among Sellers, Buyer and Escrow Agent in substantially the form of Exhibit H hereto.

“Indemnity Escrow Deposit” shall mean Three Hundred Eighty-Five Thousand Nine Hundred Seventy-Five Dollars ($385,975).

“Independent Auditor” shall have the meaning set forth in Section 2.6(d).

“Intangibles” shall mean (a) all copyrights, trademarks, trade names, service marks, service names, licenses, computer programs and computer license interests to the extent owned by and transferable by Sellers, patents, permits, slogans, jingles, proprietary information, trade secrets, technical know-how, information and data and other similar intangible property rights and interests (and any goodwill associated with any of the foregoing) applied for, issued to or owned by Sellers or under which Sellers are licensed or franchised and that are used or held for use in the Business, together with any additions thereto between the date of this Agreement and the Closing Date, provided that Intangibles shall not include the Licenses or the Station Licenses; and (b) all of the rights of Sellers in and to the call letters “KTVE” and any related internet domain names, and all goodwill associated therewith.

“Intercompany Accounts” shall have the meaning set forth in Section 2.2(j).

“Interim Financial Statements” shall have the meaning set forth in Section 4.8(a).

“IRS” shall mean the Internal Revenue Service.

“Knowledge of Sellers” or similar phrases therein shall mean the actual knowledge, without independent investigation or inquiry, of Paul Brissette, William A. Fielder III, the Station’s General Manager, Business Manager and Chief Engineer, and the knowledge such individuals would reasonably be expected to have or otherwise become aware of in the ordinary course of conducting his or her normal employment functions.

“Leases” shall have the meaning set forth in Section 4.7(b).

“Licenses” shall mean all licenses, permits, construction permits and other authorizations issued by Governmental Authorities to Sellers, currently in effect and used in connection with the Business, together with any additions (including renewals or modifications of such licenses, permits and authorizations and applications therefor) thereto between the date of this Agreement and the Closing Date.

“License Subs” shall have the meaning set forth in the introductory paragraph hereof.

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien, lease (including any capitalized lease) or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, affecting any assets or property, including any agreement to give or grant any of the foregoing, any conditional sale or other title retention agreement, and the filing of or agreement to give any financing statement with respect to any assets or property under the Uniform Commercial Code of the State of Louisiana, or a comparable law of any applicable jurisdiction.

“Losses” shall mean all losses, liabilities, damages, and out-of-pocket costs and expenses, including reasonable attorneys’ fees and expenses.

“Main Station License” shall mean the Station License issued under part 73 of the rules promulgated by the FCC under the Communications Laws that relate to the Station.

“Market MVPD System” means any U.S. cable television system, wireless cable system, DBS operator or SMATV system operating within the Station’s market, as defined in 47 C.F.R. §§ 76.55(e) and 76.66(e).

“Material Adverse Effect” shall mean a material adverse effect on: (i) the financial condition, operations, business, assets or results of operations of the Business or Assets, taken as whole, exclusive of (A) general changes to the national economy (B) conditions affecting the national television broadcast industry generally (C) acts of terrorism or war (whether or not declared, (D) the effects of the transactions contemplated by this Agreement, including the effects of the announcement of such transactions and the effects of taking or not taking any action expressly required or contemplated by this Agreement, (E) the performance of any party of its obligations under this Agreement, the compliance by the Piedmont Companies with any covenant hereunder, or the performance by the Piedmont Companies of any action to which Buyer has consented, (F) the taking of any action by or on behalf of Buyer or its Affiliates, representatives or agents, or (G) the effects of new or changed legislation, rules or regulations; or (ii) the ability of the Piedmont Companies, taken as a whole, to perform their material obligations under this Agreement or any instrument, document or agreement required hereunder or thereunder.

“Monroe” shall have the meaning set forth in the introductory paragraph hereof.

“Monroe Agreements” shall collectively mean the following agreements by and between Monroe, the License Sub and Nexstar Broadcasting, Inc. (as successor to Quorum Broadcasting of Louisiana, Inc. and Quorum of Louisiana License, LLC) in respect of the Station and television broadcast station KARD(TV), West Monroe, Louisiana: (i) Joint Sales Agreement dated March 21, 2001, (ii) Shared Services Agreement dated March 21, 2001, (iii) Right of First Refusal Agreement dated March 21, 2001, and (iv) Lease Agreement dated March 21, 2001.

“Most Recent Balance Sheet” shall have the meaning set forth in Section 4.8(a).

“Most Recent Fiscal Month End” shall have the meaning set forth in Section 4.8(a).

“MVPD” shall mean a multichannel video programming distributor

“Network Affiliation Agreement” shall mean the Contract(s) entered into by Sellers pursuant to which the Network agrees to serve as a primary source within the designated market area for television programming for the Station.

“Net Working Capital” shall mean, subject to Section 2.5, the net working capital of the Business as of the Effective Time defined as an amount equal to the difference of (i) the aggregate amount of the Accounts Receivable and the prepaid expenses and deposits of the Business (current and long-term)as of the Effective Time minus (ii) the accounts payable and accrued expenses of the Business as of the Effective Time, all as determined and calculated in accordance with GAAP. For illustrative purposes, Schedule III contains a pro forma calculation of Net Working Capital as of the Most Recent Fiscal Month End based on the Most Recent Balance Sheet.

“Network” shall mean National Broadcasting Company, Inc.

“Non-Assumed Employment Agreements” shall mean all Employment Agreements that do not constitute Assumed Employment Agreements.

“Permitted Liens” shall mean: (i) Liens imposed by any Governmental Authority for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business or which are being contested in good faith and by appropriate proceedings; (iii) pledges or deposits in connection with worker’s compensation, unemployment insurance and other social security legislation; (iv) deposits to secure the performance of any or all of the following: bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (v) statutory landlord liens or landlord liens created under the terms of any of the Leases; (vi) restrictions or rights granted to Governmental Authorities under applicable law; (vii) all matters disclosed on Schedule 4.7(b) as “continuing”, including leasehold interests (and obligations thereunder) in real property owned by others and operating leases for personal property and leased interests in property leased to others; (viii) easements, rights-of-way, covenants, restrictions and other similar encumbrances on real property and encroachments that, in the aggregate, are not substantial in amount or effect, and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business thereon; (ix) standard printed exceptions set forth in title policies, reports or commitments, except for those exceptions which could be removed prior to Closing with Sellers’ commercially reasonable cooperation; (x) purchase money liens and liens securing rental payments under capital lease arrangements; (xi) liens arising from filed financing statements related to Financing Leases; (xii) any zoning, building or similar law or right reserved to or vested in any Governmental Authority that is not violated in any material respect by any existing improvement or use and that does not prohibit the use of the Real Property as currently used by Sellers or the Station; (xiii) any other Liens disclosed in the Schedules hereto or in Schedule IV; (xiv) liens arising from filed financing statements related to the Assumed Liabilities; and (xv) mortgage liens created by landlords under any of the Leases listed on Schedule 4.7(b).

“Person” shall mean any natural person, general or limited partnership, corporation, firm, limited liability company or partnership, association or other legal entity.

“Pre-Closing Covenants” shall have the meaning set forth in Section 11.1.

“Preliminary Balance Sheet” shall have the meaning set forth in Section 2.6(a).

“Programming Contracts” shall mean all Contracts of Sellers listed on Schedule 4.5 pursuant to which the Station is licensed, authorized or obligated to air or broadcast certain programs and films, including all film and program barter agreements.

“PTC” shall have the meaning set forth in the introductory paragraph hereof.

“Purchase Price” shall have the meaning set forth in Section 2.4.

“Real Property” shall mean leases, subleases and licenses of real property used or held for use in the Business under which Sellers are lessors, lessees, subtenants or licensees, together with any additions thereto between the date of this Agreement and the Closing Date.

“Records” shall mean all books of account and other records in Sellers’ possession, including schematics, technical information, engineering data, programming information, original executed copies, if available, or true and correct copies of all Assumed Contracts, employment records (to the extent permitted by applicable law), customer files, lists, plats, architectural plans, drawings, and specifications, purchase and sales records, advertising records, creative materials, advertising and promotional material, and FCC logs, files and records of Sellers relating primarily to the Business.

“Related Party” shall have the meaning set forth in Section 12.2(a)(i).

“Remaining Non-Assumed Employment Agreement Costs” shall mean, with respect to all of the Non-Assumed Employment Agreements, if any, the aggregate amount of all compensation and costs of benefits that will or would arise or accrue on and after Effective Time though the expiration of the term of each such Agreement as defined therein, excluding any bonus or other compensation payable to any Employees as a result of or in connection with the transaction contemplated herein, including any stay or retention bonuses or change of control payments; provided, however, that for purposes of calculating the Remaining Non-Assumed Employment Agreement Costs, Sellers will be deemed to have exercised on the Closing Date any and all contractual rights to terminate such Non-Assumed Employment Agreements without cause at the Effective Time to the extent permitted by each such Non-Assumed Employment Agreement.

“Required Consents” shall have the meaning set forth in Section 8.4.

“Retained Liabilities” shall have the meaning set forth in Section 2.7.

“Schedules” shall mean the schedules referred to in this Agreement (as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of this Agreement), which schedules are hereby incorporated herein and made a part hereof.

“Seller Indemnified Parties” shall have the meaning set forth in Section 11.3(a).

“Sellers” shall have the meaning set forth in the introductory paragraph hereof.

“Settlement Date” shall have the meaning set forth in Section 2.6(e).

“SpectraSite” shall mean SpectraSite Broadcast Towers, Inc.

“SpectraSite Agreements” shall mean any and all leases, licenses, site and other agreements and Contracts by, between and among SpectraSite, the Piedmont Companies and other Affiliates of Sellers as listed in Schedule 4.5, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of this Agreement.

“Station Licenses” shall mean the Licenses issued by the FCC in respect of the Station.

“Station” shall have the meaning set forth in the recitals.

“Survival Period” shall have the meaning set forth in Section 11.1.

“Tangible Personal Property” shall mean all machinery, equipment, cameras, antennae, blank film, tapes, microwaves, transponders, relays, tools, vehicles, trailers, trucks,

furniture, fixtures, office equipment, plant, inventory, spare parts and other tangible personal property owned by Sellers that is used or held for use in the Business, including those items listed on Schedule V, together with any additions thereto between the date of this Agreement and the Closing Date.

“Tax” shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Termination Date” shall mean the three hundred and sixty-fifth (365th) day following the date of this Agreement. If on the Termination Date the FCC Consents have been obtained but have not become a Final Order, the Termination Date shall be extended until the fifth (5th) Business Day after the day upon which the FCC Consents have become a Final Order.

“Third Party Claim” shall have the meaning set forth in Section 11.4(c).

“Tradeout Agreement” shall mean any contract, agreement or commitment of Sellers, oral or written, pursuant to which Sellers (or their predecessors) have sold or traded commercial air time of the Station in consideration for property or services in lieu of or in addition to cash, excluding syndicated, network or other film or program barter agreements.

“Transfer Date” shall have the meaning set forth in Section 7.1(a).

“Transfer Taxes” shall have the meaning set forth in Section 13.1.

“Transferred Employee” shall have the meaning set forth in Section 7.1(a).